UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2010

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

For the periods ended September 30, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at September 30,

2010, at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

ASSETS	NOTE	09/30/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	5	92,842,886	112,445,009	129,218,871
Other financial assets	6	15,323,525	22,691,323	—
Other non financial assets	7.1	6,761,188	10,086,541	7,840,434
Trade receivables and other accounts receivable, net	8	67,804,110	78,558,590	74,029,537
Intercompany accounts receivable	12.1	1,692,591	1,051,014	1,726,604
Inventories	9	41,539,512	40,908,937	35,443,903
Current tax assets / Tax receivables	10.1	2,430,926	4,563,058	5,675,872
Total Current Assets		228,394,738	270,304,472	253,935,221

Non-Current Assets:
Other non financial non current assets	7.2	23,598,212	21,443,775	18,617,344
Trade receivables and other accounts receivable, net	8	7,938,146	5,817,177	8,542
Intercompany accounts receivable, net	12.1	37,974	37,869	34,719
Investments in Equity Investees accounted for by the equity method	14	49,073,684	34,731,218	32,822,541
Intangible assets, net	15.1	1,581,899	2,117,333	2,455,762
Goodwill	15.2	59,025,721	61,360,345	65,269,071
Property, plant and equipment, net	11	264,301,964	246,880,251	247,758,924
Deferred tax assets	10.4	5,939,054	6,252,523	6,382,129
Total Non-Current Assets		411,496,654	378,640,491	373,349,032
Total Assets		639,891,392	648,944,963	627,284,253

The accompanying notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at September 30, 2010,

at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

LIABILITIES AND NET SHAREHOLDERS’ EQUITY	NOTE	09/30/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Liabilities:
Other financial liabilities	16	15,811,685	5,799,881	11,504,242
Payables and other accounts payable	17	77,233,714	82,302,124	79,549,681
Intercompany accounts payable	12.2	10,959,632	13,757,847	16,528,635
Provisions	18	52,408	38,879	43,440
Taxes payable	10.2	2,157,984	5,676,913	2,084,004
Other non financial liabilities	19	24,947,169	30,234,814	31,532,517
Total Current Liabilities		131,162,592	137,810,458	141,242,519

Non-Current Liabilities:
Other non-current financial liabilities	16	71,340,222	73,149,674	80,247,530
Intercompany accounts payable	12.2	2,179,720	2,565,767	3,137,347
Provisions	18	4,310,300	4,457,107	2,887,777
Deferred tax liabilities	10.4	41,285,107	39,435,167	34,578,183
Other non-current liabilities	19	8,731,259	9,567,264	10,861,802
Post-employment benefit liabilities	13.2	7,031,688	8,401,791	8,034,813
Total Non-Current Liabilities		134,878,296	137,576,770	139,747,452

Net Shareholders’ Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Other reserves		(11,585,620)	(4,851,620)	—
Retained earnings		154,536,393	147,508,036	109,955,729
Net Shareholders’ Equity attributable to equity Shareholders of the parent		373,842,951	373,548,594	346,283,445
Non-controlling interests		7,553	9,141	10,837
Total Shareholders’ Equity		373,850,504	373,557,735	346,294,282
Total Liabilities and Net Shareholders’ Equity		639,891,392	648,944,963	627,284,253

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended September 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

STATEMENT OF COMPREHENSIVE INCOME	NOTE	01.01.2010 09.30.2010	01.01.2009 09.30.2009	07.01.2010 09.30.2010	07.01.2009 09.30.2009
		ThCh$	ThCh$	ThCh$	ThCh$

Operating income		625,384,533	546,394,346	203,870,204	179,202,610
Cost of sales		(357,149,064)	(312,031,144)	(116,874,738)	(103,109,878)
Gross Margin		268,235,469	234,363,202	86,995,466	76,092,732
Other operating income	24	686,436	1,057,576	247,099	608,114
Distribution costs		(57,419,079)	(49,857,777)	(19,067,637)	(15,690,189)
Administrative expenses		(112,368,810)	(102,645,325)	(38,437,956)	(35,175,329)
Other expenses by function	25	(5,198,633)	(3,802,660)	(2,190,274)	(1,345,753)
Other income (losses)	27	342,102	2,605,821	(775,340)	529,367
Finance income	26	2,573,176	3,191,076	637,997	574,329
Finance costs	26	(5,366,007)	(5,698,098)	(1,822,490)	(1,754,925)
Share in income (loss) of Equity Investees accounted for using the equity method		320,499	1,386,692	(133,126)	915,884
Exchange difference		(98,731)	68,250	(123,108)	493,320
Profit because of units of adjustment		(136,002)	639,390	(140,139)	(44,345)
Gains before taxes		91,570,420	81,308,147	25,190,492	25,203,205
Gains tax	10.3	(24,507,702)	(17,299,428)	(6,846,023)	(7,008,406)
Earnings in the fiscal year		67,062,718	64,008,719	18,344,469	18,194,799

Earnings attributable to Shareholders’ Equity holders of the parent and minority interests

Earnings attributable to equity holders of the parent		67,061,100	64,006,976	18,343,934	18,194,270
Earnings attributable to minority interests	20	1,618	1,743	535	529
Earnings in the Fiscal Year		67,062,718	64,008,719	18,344,469	18,194,799

	Ch$	Ch$	Ch$	Ch$
Earnings per Share
Earnings per Series A Share	84.01	80.18	22.98	22.79
Earnings per Series B Share	92.41	88.20	25.28	25.07

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended September 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01.01.2010	01.01.2009	07.01.2010	07.01.2009
STATEMENT OF COMPREHENSIVE INCOME	NOTE	09.30.2010	09.30.2009	09.30.2010	09.30.2009
		ThCh$	ThCh$	ThCh$	ThCh$

Earnings in the fiscal year		67,062,718	64,008,719	18,344,469	18,194,799
Other income and expenses debited or credited to net Shareholders’ Equity
Translation adjustments	20	(6,737,206)	954,501	(17,196,743)	18,189,795

Comprehensive Income and Expenses in the Fiscal Year		60,325,512	64,963,220	1,147,726	36,384,594

Comprehensive Income and Expenses Attributable to:

Majority shareholders		60,327,100	64,964,063	1,148,200	36,383,855
Minority interests		(1,588)	(843)	(474)	739
Total Comprehensive Income and Expenses		60,325,512	64,963,220	1,147,726	36,384,594

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows for the

Periods ended September 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01.01.2010	01.01.2009
	NOTE	09.30.2010	09.30.2009
		ThCh$	ThCh$
Cash Flows provided by (used in) Operating Activities
Types cash flows provided by Operating Activities
Customer and services rendered collections		871,350,543	766,099,209
Types of cash flows (used in) Operating Activities
Supplier payments		(607,993,457)	(521,250,767)
Payroll		(58,692,848)	(48,340,678)
Other payments		(102,868,549)	(91,818,493)
Dividends classified as from operations		1,379,837	2,000,000
Interest payments classified as from operations		(2,711,597)	(3,261,834)
Interest received classified as from operations		1,914,143	3,341,486
Earnings tax payments		(10,342,092)	(12,343,385)
Cash Flows provided by (used in) Other Operating Activities		(1,689,703)	(1,692,783)
Net Cash Flows provided by (used in) Operating Activities		90,346,277	92,732,755
Cash Flows provided by (used in) Investment Activities
Cash flows used to acquire non-controlling interest		(15,229,291)	(719,970)
Disposals of property, plant and equipment		428,922	252,227
Additions of property, plant and equipment		(54,881,610)	(38,392,434)
Additions of other long term assets		11,415,261	—
Disposals of other long term assets		(3,682,150)	—
Payments of other financial liabilities		—	(1,931,911)
Reimbursement of other financial liabilities		2,969,807	242,847
Cash Flows provided by (used in) Other Investment Activities		—	(217,689)
Net Cash Flows used in Investment Activities		(58,979,061)	(40,766,930)
Cash Flows provided by (used in) Financing Activities
Short term loans obtained		15,837,447	10,845,221
Cash flows provided by loans		15,837,447	10,845,221
Loan payments		(7,583,540)	(14,175,548)
Dividend payments by the reporting entity		(59,882,179	(56,176,203)
Payments to purchase other financial assets		(1,099,748)	—
Net Cash Flows provided by (used in) Financing Activities		(52,728,020)	(59,506,530)
Decrease in Cash and cash equivalents, before effects of variations in Exchange Rates		(21,360,804)	(7,540,705)
Effects of Variations in Exchange Rates on Cash and cash equivalents		1,758,681	(526,183)
Net Decrease in Cash and cash equivalents		(19,602,123)	(8,066,888)
Cash and cash equivalents shown in the Cash Flow Statement, Initial Balance	5	112,445,009	129,218,871
Cash and cash equivalents shown in the Cash Flow Statement, Final Balance	5	92,842,886	121,151,983

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Statement of Changes in Shareholders’ Equity at September 30, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		Other reserves			Retained earnings	Controlling	Non-	Total
	Capital issued	Translation reserves	Other reserves	Other reserves	(cummulative losses)	Shareholders’ Equity	Controlling interest	Shareholders’ Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in shareholders’ Equity
Comprehensive Income
Gains (losses)	—	—	—		67,061,100	67,061,100	1,618	67,062,718
Other comprehensive income	—	(6,734,000)	—	(6,734,000)	—	(6,734,000)	(3,206)	(6,737,206)
Comprehensive Income	—	(6,734,000)	—	(6,734,000)	67,061,100	60,327,100	(1,588)	60,325,512
Dividends	—	—	—	—	(60,032,743)	(60,032,743)	—	(60,032,743)
Total changes in shareholders’ equity	—	(6,734,000)	—	(6,734,000)	7,028,357	294,357	(1,588)	292,769
Ending balance at 09/30/2010	230,892,178	(17,021,158)	5,435,538	(11,585,620)	154,536,393	373,842,951	7,553	373,850,504

		Other reserves			Retained earnings	Controlling	Non-	Total
	Capital issued	Translation reserves	Other reserves	Other reserves	(cummulative losses)	Shareholders’ Equity	Controlling interest	Shareholders’ Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2009	236,327,716	—	—	—	109,955,729	346,283,445	10,837	346,294,282
Changes in shareholders’ Equity
Comprehensive Income
Gains (losses)	—	—	—	—	64,006,976	64,006,976	1,743	64,008,719
Other comprehensive income	—	957,087	—	957,087	—	957,087	(2,586)	954,501
Comprehensive Income	—	957,087	—	957,087	64,006,976	64,964,063	(843)	64,963,220
Dividends	—	—	—	—	(53,529,012)	(53,529,012)	—	(53,529,012)
Increase (decrease) due to transfers and other changes	(5,435,538)	—	5,435,538	5,435,538	—	—	—	—
Total changes in shareholders’ equity	(5,435,538)	957,087	5,435,538	6,392,625	10,477,964	11,435,051	(843)	11,434,208
Ending balance at 09/30/2009	230,892,178	957,087	5,435,538	6,392,625	120,433,693	357,718,496	9,994	357,728,490

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements for the periods ended

September 30, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 — CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Securities and Insurance Commission of Chile (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (“Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, and Argentina. In Chile, the territories in which it has distribution franchises are the cities of Santiago, San Antonio, and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that they will be renewed upon expiration.

At September 30, 2010, the Freire Group and related companies held 52.61% of the outstanding voting shares, so they are the controllers of the Company.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, borough of Las Condes, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 — BASIS OF PREPARATION OF PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

2.1                                       Comparison of Information

The dates associated with the change to International Financial Reporting Standards that affect the Company are:  the fiscal year beginning January 1, 2009, which is the transition date and January 1, 2010, which is the date of conversion to International Financial Reporting Standards. As of the 2010 fiscal year, financial information is presented under IFRS in comparison to the 2009 fiscal year, including an explicit and unqualified statement of compliance with IFRS in an explanatory note to the financial statements.

2.2                                         Periods Covered

These Consolidated Financial Statements encompass the following periods:

Consolidated Financial Statements:  The periods ended September 30, 2010, at December 31, 2009 and at January 1, 2009.

Consolidated Statement of Comprehensive Income by Function and Consolidated Statement of Cash Flows:  The periods from January 1 to September 30, 2010 and 2009.

Statement of Changes in Net Shareholders’ Equity:  Balances and activity between January 1 and September 30, 2010 and 2009.

2.3                                         Basis of Preparation

The Consolidated Financial Statements of the Company for the period ended September 30, 2010 were prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and Subsidiaries as of September 30, 2010 and the results of operations, changes in net shareholders’ equity and cash flows for the period then ended, which were approved by the Board of Directors at a meeting held October 26, 2010.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards in effect in each country, so adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

2.4                               Basis of Consolidation

2.4.1                               Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities at September 30, 2010, at December 31, 2009 and at January 1, 2009; and income and cash flows for the periods ended September 30, 2010 and 2009. Income or losses from subsidiaries acquired or sold are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries by the Group. The acquisition cost is the fair value of the assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value on the acquisition date, regardless of the scope of minority interests. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as comparative goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income account.

Intercompany transactions, balances, and unrealized earnings in intercompany transactions are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment loss on the asset in the transaction. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The equity value of the share of minority shareholders in equity and in the income of consolidated subsidiaries is presented in net Shareholders’ Equity; Minority Interests, in the Consolidated Statement of Financial Position and in “Gain Attributable to Minority Interest,” in the Consolidated Statement of Comprehensive Income.

The consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows of the company and its subsidiaries after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is as follows:

		Percentage Interest
		09/30/2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99
93.899.000-K	Vital S.A.	—	99.99	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99

2.4.2       Equity Investees

Equity Investees are all entities in which the Group exercises a material influence but does not have control. Generally, it holds an interest of 20% to 50% in the voting rights of Equity Investees. Investments in Equity Investees are accounted for using the equity method and are initially recognized at cost.

The Group’s share in losses or gains subsequent to the acquisition of Equity Investees is recognized in income and their share in activity subsequent to acquisition in reserves is recognized in reserves. The carrying amount of investments is adjusted by the cumulative movements subsequent to acquisition.

Unrealized earnings in transactions between the Group and its Equity Investees are eliminated according to the percentage interest of the Group in those Equity Investees. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of Equity Investees are modified to assure uniformity with the policies adopted by the Group.

2.5                                         Financial reporting by operating segment

IFRS 8 requires that entities adopt “the Management focus” to disclose information on the revenues of operating segments. In general, this is information that Management uses internally to evaluate the yield of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6                                         Foreign currency transactions

2.6.1                               Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are appraised using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in pesos, which is the functional currency and currency of presentation of the Company.

2.6.2                               Balances and Transactions

Foreign currency transactions are converted to the functional currency using the exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated cash assets and liabilities at the closing exchange rates are recognized in the comprehensive income account.

The exchange rates and values prevailing at the close of each fiscal year were:

	Parities compared to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento
09.30.2010	483.65	285.47	122.13	21,339.99
12.31.2009	507.10	291.24	133.45	20,942.88
09.30.2009	550.36	309.52	143.21	20,834.45
12.31.2008	636.45	272.34	184.32	21,452.57

2.6.3                     Entities in the Group

The income and financial situation of all entities in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the currency of presentation are converted to the currency of presentation in the following way:

(i)                         Assets and liabilities in each balance sheet are converted at the closing exchange rate on the balance sheet date;

(ii)                      Income and expenses of each income account are converted at the average exchange rate; and

(iii)                   All resulting translation differences are recognized as a component separate from net equity.

The Companies that use a functional currency other than the currency of presentation of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real R$
Embotelladora del Atlántico S.A.	Argentine Peso A$

In the consolidation, the translation differences in the conversion of a net investment in foreign entities and of foreign currency loans and other foreign currency instruments hedging those investments are carried in shareholders’ net equity. When the investment is sold, those translation differences are recognized in the statement of income as part of the loss or gain on the sale.

2.7                                         Property, Plant, and Equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses, except in the case of land, which is presented net of impairment losses.

The historical cost includes expenses directly attributable to the acquisition of items. The concept of historical cost also includes re-appraisals and price-level restatement of starting values at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is retired on the books. The remaining repairs and maintenance are debited against income in the fiscal year in which they are performed.

Land is not depreciated. Depreciation under other net assets in the case of the residual value of land is depreciated linearly distributing the cost of the different elements that compose it among the years of expected useful life, which constitute the period in which the companies expect to use them.

The estimated years of useful life are:

Assets	Range of years
Buildings	30-50
Plant and Equipment	10-20
Fixed installations and accessories
Fixed installations	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles	3-7

The residual value and useful life of assets are revised and adjusted, if necessary, at the close of each balance sheet.

When the value of an asset is higher than its estimated recoverable value, the value is reduced immediately to the recoverable amount.

Losses and gains on the sale of property, plant, and equipment are calculated comparing the revenue earned to the carrying value, and they are included in the consolidated income statement.

2.8                                         Intangible Assets

2.8.1                               Goodwill

Goodwill is the excess above the acquisition cost as compared to the fair value of the Group’s share in identifiable net assets of the subsidiary on the date of acquisition. Goodwill from the acquisition of subsidiaries is included in intangible assets. The goodwill recognized separately is tested annually for impairment in value and is appraised at cost, less the cumulative impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination in which the goodwill occurred.

2.8.2                               Water rights

Water rights that have been paid for are included in the group of intangibles, appraised at acquisition cost. They are not amortized since they have no expiration date, even when subjected to impairment tests annually.

2.9                                         Impairment Losses on Non-Financial Assets

Assets that have an indefinite useful life, such as land, are not amortizable and are tested annually for impairment losses. Amortizable assets are tested for impairment losses whenever there is an event or change in circumstances that indicate that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the fair value of an asset, less the cost of sale or of use, whichever of the two is higher. Assets are grouped together to evaluate impairment losses at the lowest level for which there are separately identifiable cash generating units (CGU). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed on each balance sheet date to check whether there were any reversals of the loss.

2.10                                  Financial Assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and receivables, and assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of the initial recognition

2.10.1                        Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets kept for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Derivatives are also classified for trading unless they are designated hedges. Assets in this category are classified as current assets

2.10.2                        Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are recorded in current assets, except when they expire more than 12 months from the date of the balance sheet, in which case they are classified as non-current assets. Loans and receivables are included in trade receivables and other receivables in the balance sheet.

2.10.3                        Financial Assets held to maturity

Financial assets held to maturity are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group’s management has the positive intention and capacity to keep through maturity. If the Group sells a material amount of the financial assets kept through maturity, the entire category will be reclassified as available for sale. These available-for-sale financial assets are included in non-current assets unless they expire less than 12 months from the date of the balance sheet, in which case they are classified as current assets.

Losses and gains from changes in the fair value of the category of financial assets at fair value through profit or loss are included in the statement of income in “other net gains / losses” in the fiscal year in which they occur. Income from dividends on financial assets at fair value through profit or loss are recognized in the statement of income as “other income” when the right of the Group to receive the payment is established.

The fair values of quoted investments are based on the current purchase prices. If the market for a financial asset (and for the securities not quoted) is inactive, the Group sets the fair value using appraisal techniques that include the use of recent, unrestricted transactions between knowledgeable, willing parties regarding other substantially like instruments, the analysis of discounted cash flows and the optional pricing models, maximizing market information and relying as little as possible on specific information on the entity.

2.11                                  Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at their fair value on the date of the Statement of Financial Position. If positive, they are recorded under “hedge assets.” If negative, they are recorded under “hedge liabilities.”

Changes in the fair value of these derivatives are accounted for directly as income, unless they have been designated a hedging instrument and meet the conditions in the IFRS to use hedge accounting:

a)              Fair value hedge:  The gain or loss in the appraisal of the hedging derivative must be recognized immediately in the statement of income, together with the change in fair value of the hedged item attributable to the hedged risk, netting out the effects in the statement of income.

b)             Cash Flow Hedge: The effective part of changes in the fair value of derivatives is accounted for in a net equity reserve called “cash flow hedge.” The cumulative profit or loss in net Shareholders’ Equity is carried to the statement of income in the periods when the hedged item affects results, netting out such effect in the statement of income.

Changes in the fair value of any derivative not qualified as a hedge derivative are recognized immediately in the statement of income under “other net gains / (losses).”

The Company does not use hedge accounting for its investments abroad.

The Company is also evaluating the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

2.12                                  Inventories

Inventories are accounted for at the lesser of cost or net realizable value. Cost is determined by the average weighted price method. The cost of finished products and of products in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a normal operating capacity) to bring the goods to saleable condition, but it excludes interest expense. The net realizable value is the estimated sales price in the normal course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the items involved.

2.13                                  Trade receivables and other receivables

Trade receivables are recognized initially at their nominal value, given the short period in which they are recovered, less the impairment loss reserve. A provision is made for impairment losses on trade receivables when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in marketing costs in the statement of income.

2.14                                  Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments originally expiring in 3 months or less.

2.15                                  Bank and Debt Security Debt

Bank funding and debt securities issues are initially recognized at fair value, net of the costs incurred in the transaction. Outside resources are later appraised at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the statement of income during the life of the debt using the effective interest rate method.

2.16                                  Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet method on the temporary differences between the fiscal basis of assets and liabilities and the carrying amounts in the annual consolidated accounts. However, deferred taxes are not accounted for when they come from the initial recognition of a liability or asset in a transaction other than a business combination that does not affect either the book profit or loss or the fiscal gain or loss at the time of the transaction.

Deferred tax assets are recognized when it is likely that future fiscal benefits will be available against which temporary differences can be offset.

Deferred taxes for temporary differences stemming from investments in subsidiaries and Equity Investees are recognized except when the Company can control the date when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established an accrual to cover severance indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value pursuant to IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment. The liability for these benefits is presented under “cumulative liabilities.”

The Company and its subsidiaries have provided for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18                                Provisions

Provisions for litigation are recognized when the company has a present legal or implicit liability as a result of past occurrences, it is likely that disbursements will be required to settle the liability and the amount has been reliably estimated.

When there are several similar obligations, the probability that a disbursement be required for settlement is determined considering the type of liability as a whole. A provision is recognized even if the probability of a disbursement for any item included in the same class of liabilities may be slight.

2.19           Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit that we will have return if the client or the distributor returns the bottles and cases to us in good conditions, along with the original invoice. The estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, estimated amount of bottles in circulation and a historical average weighted value per bottle or case. In addition, since the amount of bottles and cases has normally increased throughout time, this liability is recorded under long term.

This liability is shown in other non-current liabilities considering that historically, more bottles are placed on the market in a period of operation than are returned by customers in the same period.

2.20                                Income Recognition

Operating income includes the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Operating income is shown net of value-added tax, returns, rebates, and discounts and net of sales inside the companies that are consolidated.

The Company recognizes income when the amount of income can be reliably appraised and it is likely that the future economic benefits will flow into the Company.

2.21                                Dividend payments

Dividend payments to the Company shareholders are recognized as a liability in the consolidated annual accounts of the Company, based on the obligatory 30% minimum stipulated in the Companies Law.

2.22                                Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. The resulting accounting estimates will, by definition, rarely match the real outcome. Below, estimations and judgments are explained that might have a material impact on future financial statements.

2.22.1       Estimated impairment loss on goodwill

The Group confirms annually whether goodwill has undergone any impairment loss. The amounts recoverable from cash generating units have been determined on the basis of calculations of the value of use. The key variables that management must calculate include the volume of sales, prices, expense on marketing, and other economic factors. The estimation of these variables requires a considerable administrative judgment as those variables imply inherent uncertainties. Yet, the assumptions used are consistent with our internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable.

2.22.2       Allowance for Doubtful Accounts

We evaluate the possibility of collecting trade receivables using several factors. When we become aware of a specific inability of a customer to fulfill its financial commitments to us, a specific allowance for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that we estimate will ultimately be collected. In addition to specifically identifying potential customer uncollectibles, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of our trade receivables, both outstanding and past due, among other factors. The balance of our trade receivables was ThCh$74,493,408 at September 30, 2010, net of an allowance for doubtful accounts provision of ThCh$1,218,319. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3       Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimate useful life of those assets. Changes in circumstances, such as technological advances, changes in our business model, or changes in our capital strategy might modify the effective useful life as compared to our estimates. Whenever we determine that the useful life of property, plant, and equipment might be shortened, we depreciate the excess between the net book value and the recovery value estimated according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful life of assets shorter. We review the impairment to long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of effective future cash flows is based, among other things, on certain assumptions about the expected operating yield in the future. Our estimates of non-discounted cash flows may differ from real cash flows because, among other reasons, of technological changes, economic conditions, changes in the business model, or changes in the operating yield. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the book value of the asset, the asset will be written off at its estimated fair value. Free cash flows in Brazil and Argentina were discounted at a rate of 12% and generated a value above that of the respective assets of our Brazilian and Argentine Subsidiaries (including the goodwill on the investment).

2.22.4       Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to our customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historic value per bottle or case. Moreover, since the number of bottles and cases has generally increased over time, the liability is presented in the long term. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23           New IFRS and Interpretations of the IFRS Interpretation Committee.

The following IFRS standards and interpretations of the IFRIC have been issued:

New Standards	Mandatory effective date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

Improvements and amendments	Mandatory effective date
IAS 24 Related party disclosures	January 1, 2011
Amendment to IFRIC 14 Financing prepayments minimum requirements:	January 1, 2011

The Management of the Company and its subsidiaries estimate that adopting the standards, amendments, and interpretations indicated above will have no material impact on the Consolidated Financial Statements of Embotelladora Andina S.A. in the period of initial application.

NOTE 3 — FIRST-TIME APPLICATION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS starting January 1, 2010 and presents quarterly financial statements according to IFRS comparative to 2009.

The transition date for Embotelladora Andina and Subsidiaries is January 1, 2009.

These Financial Statements have been prepared according to IFRS issued until this date and under the premise that such standards will be the same applicable in adopting IFRS as of the 2010 fiscal year, comparatively to the 2009 fiscal year.

Sections 3.1, 3.2 and 3.3 present the reconciliations required by IFRS N°1 between the beginning and closing balances of the year ending December 31, 2009 and the period ended September 30, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption are:

i)                          Business combination:

The Company did not restate business combinations retroactively that took place prior to January 1, 2009.

ii)                       Fair value or reappraisal of cost.

The Company considered the appraisals of certain items in property, plant, and equipment at the fair value to be used as the cost attributable to the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment the values of which, in local currency, were significantly distant from the fair values determined by appraisals.

The group of assets of Chilean Companies for which the fair value was not made the attributed cost was assigned the historic cost, plus a legal price-level restatement to represent the cost attributed on the transition date.

iii)                Cumulative actuarial profits and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in cumulative results as of January 1, 2009.

iv)                   Translation reserves:

The Company considered all cumulative translation reserves through the transition date to be nil or zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and International Financial Reporting Standards (IFRS) applied by the Company, and of the impact on Shareholders’ Equity at September 30, 2010, December 31, 2009, and January 1, 2009 and on the net gain at September 30, and December 31, 2009:

3.1                                       Reconciliation of Net Shareholders’ Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, September 30, and December 31, 2009:

		09/30/2009	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$

Shareholders’ Equity according to Chilean GAAP		318,138,871	336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, reappraisal and change in functional currency	3.3.1	45,031,105	42,893,951	28,469,859
Change in functional currency and suspension of goodwill amortization	3.3.2	13,584,226	15,085,550	—
Post-employment benefits	3.3.4	1,509,647	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	3,236,826	2,520,859	—
Hedging instruments	3.3.7	—	(2,079,511)	173,211
Deferred taxes	3.3.9	(19,414,766)	(17,205,160)	(20,324,257)
Investments in equity investees	3.3.8	3,163,348	3,591,820	1,400,227
Minority interest		9,994	9,141	10,837
Other		495,819	(51,493)	481,399
Subtotal		365,755,070	382,897,708	357,574,095
Minimum dividend	3.3.10	(8,026,580)	(9,339,973)	(11,279,813)
Net Shareholders’ Equity according to IFRS		357,728,490	373,557,735	346,294,282

3.2                                       Reconciliation of the year’s income from Chile GAAP to IFRS at September 30, and December 31, 2009:

		09/30/2009	07/01/2009 to 09/30/2009	12/31/2009
		ThCh$	ThCh$	ThCh$
Income according to Chilean GAAP		54,209,357	19,581,837	86,918,333
Adjustments to IFRS
Depreciation	3.4.1	(2,526,990)	(414,254)	(4,276,931)
Goodwill amortization	3.4.2	4,949,821	1,758,412	6,094,120
Intercompany account considered investment in subsidiary	3.4.3	11,743,568	1,162,703	13,804,730
Post-employment benefits	3.4.4	368,920	34,410	439,828
Reversal of translation adjustment according to Chilean standard	3.4.5	(5,541,458)	(2,484,206)	(4,977,864)
Translation of results at average exchange rate	3.4.5	1,902,491	(1,177,769)	2,412,869
Reversal of price-level restatement	3.4.6	(987,746)	(43,634)	(1,240,956)
Hedging instruments	3.4.7	—	—	(2,252,722)
Deferred taxes	3.4.8	4,184	370,965	1,476,431
Investments in equity investees	3.4.9	73,581	(53,172)	(382,625)
Minority interest		1,743	529	2,748
Other		(188,752)	(541,022)	(32,483)
Statement of Income according to IFRS		64,008,719	18,194,799	97,985,478

3.3                                        Reconciliation of Net Cash Flows and Cash Equivalents from Chilean GAAP to IFRS at December 31, 2009:

	Provided by
Description	Operating Activities at 12/31/2009	Investment Activities at 12/31/2009	Financing Activities at 12/31/2009
	ThCh$	ThCh$	ThCh$
Cash flows in accordance with previous standards	122,051,640	(72,136,450)	(67,531,694)
Exchange rate effects due to IFRS implementation	9,074,780	(2,041,393)	(224,616)
Cash flows in accordance with IFRS	131,126,420	(74,177,843)	(67,756,310)

Description	Net Cash Flow at 12/31/2009	Inflationary effects at 12/31/2009	Beginning balance at 12/31/2009
	ThCh$	ThCh$	ThCh$
Cash flows in accordance with previous standards	(17,616,504)	3,814,675	126,246,838
Exchange rate effects due to IFRS implementation	6,808,771	(9,780,804)	2,972,033
Cash flows in accordance with IFRS	(10,807,733)	(5,966,129)	129,218,871

3.4             Explanation of main differences between Chilean GAAP and IFRS

3.4.1          Property, plant and equipment

The Company reappraised property, plant, and equipment in order to consider their fair value to be the attributed cost at the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment whose value in local currency was significantly distant from the fair values determined in appraisals.

The group of assets of Chilean Companies for which the fair value was not used as the attributed cost was assigned the historic cost, plus legal price-level restatement, as the cost attributed on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were controlled in U.S. Dollars while according to IFRS, those same assets are now controlled in the functional currency of each of the countries of origin. The differences in appraisal are also included in this adjustment.

According to the changes in the initial balances for property, plant and equipment described above, there was a greater debit against income that is presented in the reconciliation of income between Chilean GAAP and IFRS.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP.

3.4.2          Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was controlled in dollars while under IFRS, it is controlled directly in the functional currency of each country.

The effects on results presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recovery value that is less than the accounting value.

3.4.3                             Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the investment abroad, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for in equity accounts.

3.4.4          Post-employment benefits

Under IFRS, the all-event severance indemnity stipulated in individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrual cost of the benefit. This means making estimates of variables such as future permanence, interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increase, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrual cost and a period of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of shareholders’ equity and income statement between Chilean GAAP and IFRS.

3.4.5          Translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were controlled in historic dollars and results were translated from local currency to the control currency (U.S. dollar) and then the figures in the control currency translated to Chilean pesos at the closing exchange rate.

According to IFRS, non-monetary asset and liability accounts are controlled in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the translation effects recognized under Chilean standards have been reversed and the differential income that results from the translation according to IFRS as compared to Chilean GAAP has been recognized.

3.4.6          Price-level restatement

The accounting principles in Chile require that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historic cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect the variations in CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net profits or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not consider indexing by inflation in countries that are not hyperinflationary, like Chile. So, the income and balance sheet accounts are not adjusted for inflation and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.4.7                             Hedging instruments

The Company holds hedging agreements to hedge exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated their effective hedging, so the effects on variations in their fair value are recorded directly in income at each end of period.

3.4.8                               Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.4.9                             Investment in Equity Investees

This corresponds to the effects of the adoption of IFRS by companies where the parent company holds investments accounted according to the equity method.

3.4.10                      Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of its net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The company provides information by segment according to IFRS 8 “Operating Segments.” That rule establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The company measures and evaluates performance of segments according to operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The total income by segment includes sales to unrelated customers, as indicated in the consolidated statement of income of the Company, as well as inter-segment sales.

A summary of the operations by segment of the Company is as follows, according to IFRS:

For the period ended September 30, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	206,973,398	128,857,414	289,553,721	—	625,384,533
Operating income between segments, total	—	—	—	—	—
Interest income, total for segments	841,948	222,075	1,509,153	—	2,573,176
Interest expense, total for segments	(3,894,429)	(694,773)	(776,805)	—	(5,366,007)
Interest income, net, total for segments	(3,052,481)	(472,698)	732,348	—	(2,792,831)
Depreciation and amortization, total for segments	(11,968,705)	(5,523,993)	(10,334,838)	—	(27,827,536)
Sums of significant income items, total	463,858	68,651	1,299,171	—	1,831,680
Sums of significant expense items, total	(168,628,220)	(115,190,169)	(245,714,739)	—	(529,533,128)
Gain (loss) of the segment reported, total	23,787,850	7,739,205	35,535,663	—	67,062,718

Share of the entity in income of Equity Investees accounted for by the equity method, total	(429,460)	—	749,959	—	320,499
Income tax expense (income), total	(4,512,057)	(4,215,598)	(15,780,047)	—	(24,507,702)

Segment assets, total	311,018,141	73,738,028	255,135,223	—	639,891,392
Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	24,744,612	—	24,329,072	—	49,073,684
Disbursements of non-monetary assets of the segment, total for segments	(25,012,301)	(6,670,621)	(38,427,979)	—	(70,110,901)
Liabilities of the segments, total	122,266,225	37,693,985	106,080,678	—	266,040,888

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	273,098,100	175,186,871	339,546,374	—	787,831,345
Operating income between segments, total		1,237,173		(1,237,173)	—
Interest income, total for segments	3,983,241	60,876	1,376,216	—	5,420,333
Interest expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Interest income, net, total for segments	(1,439,916)	(623,785)	(639,470)	—	(2,703,171)
Depreciation and amortization, total for segments	(16,203,496)	(8,152,895)	(12,050,567)	—	(36,406,958)
Sums of significant income items, total	1,099,093	121,055	3,510,330	—	4,730,478
Sums of significant expense items, total	(216,788,668)	(154,614,091)	(285,300,630)	1,237,173	(655,466,216)
Gain (loss) of the segment reported, total	39,765,113	13,154,328	45,066,037	—	97,985,478

Share of the entity in income of Equity Investees accounted for by the equity method, total	366,146	—	1,237,753	—	1,603,899
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	322,224,369	81,920,589	244,800,005	—	648,944,963
Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Disbursements of non-monetary assets of the segment, total for segments	22,934,261	18,892,316	7,656,260	—	49,482,837
Liabilities of the segments, total	122,020,055	38,263,173	115,104,000	—	275,387,228

NOTE 5 — CASH AND CASH EQUIVALENTS

This line was comprised as follows as of September 30, 2010, December 31, 2009 and January 1, 2009:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
By item
Cash	503,431	54,634	1,351,380
Bank Balances	15,347,215	20,162,614	19,864,906
Deposits	69,697,101	73,686,670	81,721,480
Mutual Fund Investments	7,295,139	18,541,091	26,281,105
Cash and cash equivalents	92,842,886	112,445,009	129,218,871

	ThCh$	ThCh$	ThCh$
By currency
Dollar	4,136,590	6,321,415	25,546,100
Argentine Peso	789,547	602,067	2,366,465
Chilean Peso	75,268,448	82,792,844	93,910,652
Real	12,648,301	22,728,683	7,395,654
Cash and cash equivalents	92,842,886	112,445,009	129,218,871

5.1       Deposits

Time deposits defined as Cash and cash equivalents were as follows at September 30, 2010, December 31, 2009 and January 1, 2009:

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	30.09.2010
			ThCh$	%	ThCh$
23-Apr-10	Banco BBVA	UF	12,114,877	0.00%	12,295,443
03-May-10	Banco BCI	UF	11,914,000	0.00%	12,087,548
17-Dec-09	Banco Santander	UF	11,010,502	2.50%	11,417,012
12-Apr-10	Banco BBVA		$6,644,069	2.40%	6,719,814
14-Jun-10	Banco Itaú	UF	4,770,768	0.40%	4,817,790
13-Jan-10	Banco de Chile	UF	4,410,633	1.70%	4,557,839
13-Jan-10	Banco Estado	UF	4,410,633	1.65%	4,556,212
06-Oct-09	Banco Itaú	R$	1,522,626	8.83%	1,587,043
12-Jan-10	Banco Itaú	R$	2,854,740	8.83%	2,892,704
05-Mar-10	Banco Itaú	R$	2,854,740	8.83%	2,854,740
01-Jul-10	Banco Itaú	UF	2,713,000	0.70%	2,735,103
29-Sep-10	Banco Security	UF	2,121,750	2.68%	2,121,750
03-Aug-10	Banco Itaú	UF	1,000,000	0.52%	1,006,138
29-Mar-10	Banco Votorantim	R$	31,896	8.82%	33,068
02-Aug-10	Banco BBVA	AR$	15,929	10.00%	14,897
Total					69,697,101

5.1             Deposits (continous)

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	31.12.2009
			ThCh$	%	ThCh$
17-Dec-09	Banco Santander	Ch$	11,010,500	2.50%	10,996,285
06-Oct-09	Banco Itaú	R$	8,751,128	8.45%	8,895,193
14-Dec-09	Banco Deutsche Bank	Ch$	8,817,738	0.48%	8,819,737
29-Sep-09	Banco Itaú	Ch$	7,741,171	1.20%	7,804,537
13-Oct-09	Banco Estado	Ch$	5,783,449	0.23%	5,816,009
24-Jun-09	Banco Santander	Ch$	4,543,900	2.40%	4,600,859
19-Oct-09	Banco Estado	Ch$	4,364,533	0.42%	4,382,178
09-Nov-09	Banco Itaú	Ch$	4,200,000	2.00%	4,197,177
15-Jun-09	Banco Chile	Ch$	3,322,621	2.70%	3,368,735
24-Jun-09	Banco Chile	Ch$	3,000,000	3.20%	3,050,270
27-Oct-09	Banco Itaú	Ch$	2,670,000	1.40%	2,678,396
14-Jul-09	Banco BBVA	Ch$	2,737,500	1.50%	2,759,342
13-Nov-09	Banco Santander	Ch$	1,876,098	3.30%	1,877,662
16-Oct-09	Banco Bradesco	R$	1.392.922	8.43%	1,410,005
24-Nov-09	Banco BCI	Ch$	1,248,101	4.50%	1,249,422
18-Nov-09	Banco Estado	Ch$	1,003,066	3.30%	1,003,445
24-Nov-09	Banco Santander	Ch$	728,386	4.70%	729,305
02-Apr-09	Banco Votorantim	R$	30,295	8.63%	31,955
23-Nov-09	Banco BBVA Francés	AR$	15,906	10.00%	16,158
Total					73,686,670

				Annual	Balance at
	Entity	Currency	Principal	Rate	01.01.2008
			ThCh$	%	ThCh$
11-Sep-08	Banco Santander	Ch$	14,478,105	2.42%	14,993,596
02-Dec-08	Banco BCI	Ch$	8,727,900	8.88%	8,790,334
02-Dec-08	Banco BCI	Ch$	8,727,900	8.88%	8,790,334
11-Sep-08	Banco BBVA	Ch$	7,961,385	2.90%	8,256,963
26-Dec-08	Banco BBVA	Ch$	7,529,640	9.50%	7,538,359
16-Dec-08	Royal Bank of Canada	US$	7,331,555	2.73%	7,320,120
29-Sep-08	Banco Chile	US$	6,645,700	3.78%	6,426,649
19-Nov-08	Banco Itaú	Ch$	6,156,000	6.50%	6,235,415
30-Mar-08	Banco Chile	Ch$	5,200,000	2.00%	5,627,843
16-Dec-08	Banco Itaú	Ch$	3,300,000	9.50%	3,311,459
23-Sep-08	Banco Chile	Ch$	2,238,600	3.40%	2,314,341
29-Jul-08	Banco Chile	Ch$	1,984,000	1.20%	2,084,732
02-Apr-08	Banco Votorantim	R$	28,329	13.61%	31,335
Total					81,721,480

5.2             Mutual and investment funds

Mutual and investment fund shares are appraised at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal years are accounted for as a debit or credit to income. Below is a description for the end of each period:

Institution	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

BBVA mutual fund	2,327,000	2,844,000	—
Scotiabank mutual fund	2,270,000	3,641,000	—
BCI mutual fund	221,500	2,348,000	—
Santander mutual fund	—	1,896,000	—
Itaú Corporate mutual fund	878,197	1,574,370	36,153
Banchile mutual fund	1,474,666	3,758,347	10,512,365
Royal Bank of Canada mutual fund	—	—	189,977
Banco Estado mutual fund	—	—	5,209,999
Citi Institutional Liquid Reserves Limited	123,776	2,478,907	10,332,249
Dreyfus Global Fund Universal Liquidity Plus	—	467	362
Total investment and mutual funds	7,295,139	18,541,091	26,281,105

NOTE 6 —OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at September 30, 2010, December 31, 2009, and January 1, 2009, other than Cash and cash equivalents. They correspond to time deposits beyond 90 days along with bonds received as payments at our subsidiary in Argentina:

Time Deposits

				Annual
Placement	Entity	Currency	Principal	Rate	09.30.2010	12.31.2009
			ThCh$	%	ThCh$	ThCh$
02-Nov-09	Banco HSBC	UF	11,341,762	0.49	11,594,369	11,336,036
12-May-10	Banco BBVA	UF	2,740,597	0.01	2,778,730	—
12-May-10	Banco BBVA	UF	456,766	0.57	464,137	—
12-May-10	Banco BBVA	UF	228,383	1.37	232,794	6,619,385
12-May-10	Banco BBVA	UF	228,383	1.37	232,794	4,735,902
			Subtotal		15,302,824	22,691,323

Bonds

				Annual
Placement	Entities	Currency	Principal	rate	09/30/2010	12/31/2009
			ThCh$	%	ThCh$	ThCh$
30-Nov-2011	Prov.Buenos Aires	AR$	20,701	—	20,701	—
	Subtotal				20,701	—
			Total		15,323,525	22,691,323

NOTE 7 — OTHER CURRENT AND NON CURRENT NON FINANCIAL ASSETS

Note 7.1            Other current non financial assets

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid Insurance	293,022	16,879	15,815
Prepaid Expenses	3,178,507	3,060,440	2,629,151
Forward contrct rights	—	13,083	1,213,052
Wachovia investment fund (restricted)	—	3,180,618	—
Otros current assets	29,184	63,569	94,657
Fiscal credit remaining	—	—	761,071
Materials and supplies	3,188,096	3,620,404	2,872,966
Parts	72,379	131,548	253,722
Total	6,761,188	10,086,541	7,840,434

Note 7.2         Other non-current non financial assets

Detalle	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid expenses	2,893,156	2,597,060	3,238,086
Investments in other companies	56,016	56,016	57,335
Fiscal credits	6,183,463	7,254,343	5,545,259
Judicial deposits	12,876,265	10,254,716	8,053,225
Non operating assets	1,202,748	1,104,803	1,482,609
Others	386,564	176,837	240,830
Total	23,598,212	21,443,775	18,617,344

NOTE 8           - COMMERCIAL DEBTORS AND ACCOUNTS RECEIVABLE

The composition of commercial debtors and accounts receivable is as follows:

	09/30/2010		12/31/2009		01/01/2009
Description	Current	Non current	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales debtors	43,525,341	1,516	54,674,968	—	47,567,131	—
Sales recievables	10,044,008	—	14,494,834	192,022	14,591,709	—
Other debtors	15,453,080	7,936,630	11,077,776	5,625,155	13,430,678	8,542
Allowance doubtful accounts	(1,218,319)	—	(1,688,988)	—	(1,559,981)	—
Total	67,804,110	7,938,146	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and September 30, 2010 and at January 1 and December 31, 2009 is presented below:

Item	09/30/2010	12/31/2009
	ThCh$	ThCh$

Initial balance	1,688,988	1,559,981
Increase	550,201	367,460
Use of allowance	(775,336)	(197,559)
Increase (decrease) because of foreign exchange	(245,534)	(40,894)
Movement	(470,668)	129,007
Final balance	1,218,319	1,688,988

NOTE 9 —  INVENTORIES

The composition of inventory balances is detailed as follows:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Raw materials	18,714,335	21,601,753	18,076,625
Merchandise	6,407,872	3,456,085	2,021,982
Production inputs	2,426,640	2,556,814	2,250,164
Products in progress	120,565	87,302	81,381
Finished goods	10,767,356	11,255,686	10,904,548
Other inventories	3,102,744	1,951,297	2,109,203
Balance	41,539,512	40,908,937	35,443,903

The cost of inventories recognized as a cost of sale totaled ThCh$357,149,064 at September 30, 2010 and ThCh$312,031,144 at September 30, 2009.

Inventory obsolescence expense was ThCh$594,599 at September 30, 2010.

NOTE 10 —  INCOME TAX AND DEFERRED TAXES

At the end of period 2010, the company had a taxable profits fund of ThCh$38,850,567 comprised of profits for which there was first-category income tax credit totaling ThCh$38,743,576 and profits without any credit totaling ThCh$106,991.

10.1                 Current tax receivables

The current tax receivables consisted of the following items:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Provisional monthly payments	1,796,098	3,459,004	5,062,501
Tax credits	634,828	1,104,054	613,371

Balance	2,430,926	4,563,058	5,675,872

10.2                 Current tax payables

The current tax payables consisted of the following items:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Gains tax	2,040,822	5,490,308	1,856,631
Other	117,162	186,605	227,373
Balance	2,157,984	5,676,913	2,084,004

10.3                 Tax expense

The income tax and deferred tax expenses for the periods ended September 30, 2010 and September 30, 2009 were as follows:

Description	09/30/2010	09/30/2009
	ThCh$	ThCh$

Current tax expense	21,426,232	15,715,174
Adjustment to current tax from previous year	146,072	345,423
Other current tax expenses	332,968	351,724
Total net current tax expense	21,905,272	16,412,321

Deferred tax income (expense) because of the creation and reversal of temporary differences in current tax
Other deferred tax expenses	2,602,430	887,107
Total net deferred tax expenses	2,602,430	887,107
Total income tax expense	24,507,702	17,299,428

10.4                 Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are itemized below:

	At September 30, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	22,879,135	—	23,219,596	—	24,599,440
Impairment accrual	232,307	—	967,157	—	1,222,261	84,074
Employee benefits	1,873,790	—	1,343,543	—	834,793	—
Post-employment benefits	—	57,632	71,685	299,226	78,374	348,379
Fiscal losses	1,667	—	1,821	—	1,640,854	—
Contingency provision	2,666,561	—	1,640,625	—	1,817,509	—
Exchange rate difference (debt Brazil)	—	13,360,997	—	13,309,062	—	8,307,797
Foreign currency contract	112,647	—	—	—	—	—
Other	1,052,082	4,987,343	2,227,692	2,607,283	788,338	1,238,493
Total	5,939,054	41,285,107	6,252,523	39,435,167	6,382,129	34,578,183

10.5                 Deferred tax liability movement

The movement in the deferred liability accounts was:

Item	09/30/2010	12/31/2009
	ThCh$	ThCh$

Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	2,834,604	6,282,367
Increase (decrease) due to foreign currency translation	(982,137)	(1,385,282)
Other increases (decreases) in deferred tax liabilities	(2,527)	(40,101)
Movements	1,849,940	4,856,984
Final balance	41,285,107	39,435,167

10.6                 Distribution of domestic and foreign tax expenses

As of September 30, 2010 and 2009, the composition of domestic and foreign tax expenses was as follows:

Gains tax	09/30/2010	09/30/2009
	ThCh$	ThCh$
Current taxes
Foreign	18,192,876	13,122,270
Domestic	3,712,397	3,290,051
Current tax expense	21,905,273	16,412,321

Deferred taxes
Foreign	1,802,769	1,269,459
Domestic	799,660	(382,352)
Deferred tax expense	2,602,429	887,107
Gains tax expense	24,507,702	17,299,428

10.7           Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	09/30/2010	09/30/2009
	ThCh$	ThCh$
Income before taxes	91,570,420	81,308,147
Tax expense at legal rate (17%)	15,566,971	13,822,385
Effect of tax rate in other jurisdictions	10,303,556	8,013,736

Permanent differences:
Non-taxable operating income	(4,238,467)	(6,197,953)
Non-tax-deductible expenses	3,169,386	3,490,120
Other	(293,744)	(1,828,860)
Tax expense adjustment	(1,362,825)	(4,536,693)

Tax expense at effective rate	24,507,702	17,299,428
Effective rate	26.8%	21.3%

The gains tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 11 — PROPERTY, PLANT, AND EQUIPMENT

11.1                                Balances

Property, plant and equipment at the end of each period are itemized below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	09/30/2010	12/31/2009	01/01/2009	09/30/2010	12/31/2009	01/01/2009	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	15,209,341	5,487,011	4,942,367	—	—	—	15,209,341	5,487,011	4,942,367
Land	37,990,261	38,636,858	39,712,253	—	—	—	37,990,261	38,636,858	39,712,253
Buildings	90,012,052	88,488,841	85,362,029	28,555,937	27,773,723	26,761,417	61,456,115	60,715,118	58,600,612
Plant and equipment	226,518,387	222,211,690	224,341,427	154,115,979	149,563,233	150,196,493	72,402,408	72,648,457	74,144,934
Information technology equipment	10,546,103	11,852,220	11,957,812	8,651,380	9,712,329	9,269,880	1,894,723	2,139,891	2,687,932
Fixed installations and accessories	28,428,412	28,629,067	28,308,977	14,181,491	13,688,638	13,596,631	14,246,921	14,940,429	14,712,346
Motor vehicles	6,055,974	5,460,712	5,147,810	4,110,435	4,043,972	4,317,408	1,945,539	1,416,740	830,402
Improvements to leased property	158,300	161,494	126,031	104,610	82,158	47,231	53,690	79,336	78,800
Other property, plant and equipment	275,332,748	265,337,455	250,980,544	216,229,782	214,521,044	198,931,266	59,102,966	50,816,411	52,049,278
Total	690,251,578	666,265,348	650,879,250	425,949,614	419,385,097	403,120,326	264,301,964	246,880,251	247,758,924

The Company carries insurance to protect its property, plant and equipment as well as inventories from potential losses. The geographic distribution of those assets is as follows:

Chile:  Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

11.2        Movements

Movements in property, plant and equipment were as follows between January 1, and September 30, 2010 and between January 1, and December 31, 2009:

For the period ended 09/30/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	246,880,251

Additions	20,075,884	—	833,622	6,948,491	341,462	48,440	894,314	—	23,372,120	52,514,333
Disposals	—	—	(71,333)	(199,131)	(363)	—	(4,505)	—	(51,100)	(326,432)
Transfers between items of property, plant and equipment	(5,426,004)	—	474,405	1,494,038	110,350	90,136	—	—	3,257,075	—
Depreciation expense	—	—	(1,343,687)	(10,096,904)	(703,182)	(747,955)	(264,843)	(24,628)	(13,947,309)	(27,128,508)
Increase (decrease) in foreign currency translation	(4,927,550)	(646,597)	837,562	1,774,215	7,824	(86,369)	(46,677)	(1,018)	(4,339,993)	(7,428,603)
Other increases (decreases)	—	—	10,428	(166,758)	(1,259)	2,240	(49,490)	—	(4,238)	(209,077)
Total movements	9,772,330	(646,597)	740,997	(246,049)	(245,168)	(693,508)	528,799	(25,646)	8,286,555	17,421,713
Final balance	15,209,341	37,990,261	61,456,115	72,402,408	1,894,723	14,246,921	1,945,539	53,690	59,102,966	264,301,964

11.2        Movement (Continuous)

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	4,942,367	39,712,253	58,600,612	74,144,934	2,687,932	14,712,346	830,402	78,800	52,049,278	247,758,924

Additions	12,237,194	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,135,592
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(7,707,551)	—	1,165,884	2,377,032	151,751	802,833	37,330	—	3,172,721	—
Depreciation expense	—	—	(1,703,203)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,108,739)	(36,062,384)
Increase (decrease) in foreign currency translation	(2,724,793)	(1,075,395)	1,929,192	(472,663)	268,779	(204,152)	(71,530)	7,530	(5,699,749)	(8,042,781)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,251)	—	(2,561,401)	(2,733,627)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,232,867)	(878,673)
Final balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	246,880,251

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of September 30, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

12.1           Receivables:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A	Related to shareholder	Chile	Ch$	745,121	606,952	1,726,604
93,473,000-3	Embotelladora Coca-Cola Polar S.A	Related to shareholder	Chile	Ch$	947,470	444,062	—
		Total			1,692,591	1,051,014	1,726,604

12.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Ch$	37,974	37,869	34,719
		Total			37,974	37,869	34,719

12.2           Payables:

12.2.1       Current:

	Company	Relationship	Country of origin	Currency	09/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	3,366,579	5,367,733	5,582,317
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	2,190,699	1,706,392	1,966,203
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholders	Brazil	Reais	2,543,583	3,914,755	4,171,316
96,705,990-0	Envases Central S.A.	Equity Investee	Chile	Chilean pesos	961,656	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Equity Investee	Chile	Chilean pesos	1,491,000	1,163,054	2,488,399
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Chilean pesos	405,955	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	160	59,831	176,821

		Total			10,959,632	13,757,847	16,528,635

12.2.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	1,749,584	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	430,136	518,720	641,437

		Total			2,179,720	2,565,767	3,137,347

12.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09/30/2010
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Ch$	11,902,768
96,705,990-0	Envases Central	Equity Investee	Chile	Sale of raw waterials	Ch$	1,895,459
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Ch$	48,954,806
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Ch$	1,406,190
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Ch$	1,306,504
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Avdertising collection	Ch$	841,526
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of bottles	Ch$	6,827,034
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of packaging materials	Ch$	329,041
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Ch$	3,619,519
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Services rendered	Ch$	190,893
96,891,720-K	Embonor	Shareholder related	Chile	Sale of finished products	Ch$	5,874,201
96,517,310-2	Embonor Iquique	Shareholder related	Chile	Sale of finished products	Ch$	511,586
93,473,000-3	Embotelladora Polar S.A.	Shareholder related	Chile	Sale of finished products	Ch$	3,728,925
89,996,200-1	Edelpa	Shareholder related	Chile	Purchase of raw materials	Ch$	202,062
Foreign	Recofarma do Industrias Amazonas Ltda	Shareholder related	Brazil	Concentrate purchase	BR$	44,449,874
Foreign	Recofarma do Industrias Amazonas Ltda	Shareholder related	Brazil	Reimbursment and other purchases	BR$	796,719
Foreign	Recofarma do Industrias Amazonas Ltda	Shareholder related	Brazil	Advertising participation payment	BR$	9,171,358
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	AR$	27,675,807
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, rewards and others	AR$	1,266,303
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Collection of advertising participation	AR$	3,895,177
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Investment in mutual funds	Ch$	24,923,000
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Redemption of mutual funds	Ch$	25,690,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Supply and avertising agreement	Ch$	250,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Sale of finished products	Ch$	881,975

12.3           Transactions (Continuous):

			Country			Cumulative as of
Taxpayer ID	Company	Relationship	of Origin	Description of transaction	Currency	12/31/2009
						ThCh$
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central	Equity Investee	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Purchase of finished products	Chilean peso	5,415,866

12.4                                Payroll and benefits of key employees in the Company:

At the end of period September 30, 2010 and 2009, respectively, the salary and benefits of key employees of the Company, corresponding to directors and managers, were comprised as follows:

Full description	09/30/2010	09/30/2009
	ThCh$	ThCh$
Executive wages, salaries and benefits	5,241,185	4,475,577
Director allowances	740,194	557,931
Severance benefits	101,261	419,708
Total	6,082,640	5,453,216

NOTE 13 — EMPLOYEE BENEFITS

As of September 30, 2010, December 31 and January 1, 2009, the Company carried a provision for profit share and for bonuses totaling ThCh$5,247,300,ThCh$6,230,506 and ThCh$6,582,713 respectively.

This liability is shown in accrued cumulative liabilities in the statement of financial position.

The debit against income in the statement of comprehensive income is distributed between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

13.1                                Employee expenses

At September 30, 2010 and 2009, employee expenses included in the statement of consolidated comprehensive income were:

Description	09/30/2010	09/30/2009
	ThCh$	ThCh$

Wages and salaries	56,652,286	49,051,565
Employee benefits	14,927,112	11,775,589
Severance and post-employment benefits	1,324,522	1,437,703
Other personnel expenses	3,034,736	2,955,246
Total	75,938,656	65,220,103

13.2                                Post-employment benefits

This item presents the severance indemnity provisions appraised pursuant to Note 2.17. The composition of current and non-current balances at September 30, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Non-current provision	7,031,688	8,401,791	8,034,813
Total	7,031,688	8,401,791	8,034,813

13.3                                Post-employment benefit movement

The movements of post-employment benefits were as follows during the 2010 and 2009:

Movements	09/30/2010	12/31/2009
	ThCh$	ThCh$

Initial balance at 01/01/2010 and 01/01/2009	8,401,791	8,034,813
Service costs	350,058	114,293
Interest costs	159,715	325,872
Net actuarial losses	451,983	540,943
Benefits paid	(2,331,859)	(614,130)
Total	7,031,688	8,401,791

13.4                                Assumptions

The actuarial assumptions used in the periods ended September 30, 2010 and 2009 were:

Assumption	09/30/2010

Discount rate	4.0%
Expected salary increase rate	2.0%
Turnover rate	6.6%
Mortality rate	RV-2004
Retirement age of women	60 years
Retirement age of men	65 years

NOTE 14 — INVESTMENTS IN EQUITY INVESTEES ACCOUNTED FOR BY THE EQUITY METHOD

14.1                                Balances

The investments in Equity Investees recorded using the equity methods are described below:

		Country of	Functional	Investment Cost			Percentage interest
R.U.T.	Name	Incorporation	Currency	09/30/2010	12/31/2009	01/01/2009	09/30/2010	12/31/2009	01/01/2009
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S.A.	Chile	Chilean Pesos	18.363.129	18,910,774	19,833,478	50.00%	50.00%	50.00%
76,389,720-6	Vital Aguas S.A.	Chile	Chilean Pesos	2.592.566	2,805,995	1,932,723	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Chilean Pesos	3.788.917	4,433,731	4,468,821	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S.A.	Brazil	Reais	4.531.995	—	—	6.16%	—	—
Foreign	Sucos Del Valle do Brasil Ltda.	Brazil	Reais	3.400.127	—	—	6.16%	—	—
Foreign	Holdfab Partic. Ltda.	Brazil	Reais	—	7,390,522	5,595,346	—	14.73%	14.73%
Foreign	Kaik Participações Ltda.	Brazil	Reais	1.222.382	1,190,196	992,173	11.31%	11.31%	11.31%
Foreign	Holdfab2 Participações Societarias Ltda	Brazil	Reais	15.174.568	—	—	36.40%	—	—

	Total			49.073.684	34,731,218	32,822,541

14.2                                Movement

The movement of investments in Equity Investees recorded by the equity method is shown below, for the period from January 1 to September 30, 2010 and January 1 to December 31, 2009:

Itemization	09/30/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	34,731,218	32,822,541
Share in items from previous periods, investments in Equity Investees	—	76,913
Increase (decrease) in foreign currency translation, investments in Equity Investees	(176,173)	527,922
Capital increases in Equity Investees	15,174,570	937,607
Share in operating profit (loss)	320,499	470,808
Unrealized profit	(976,430)	(104,573)
Final balance	49,073,684	34,731,218

The main movements in the period are explained below:

Holdfab2 Participacoes Societarias Ltda. Was established in Brazil on March 23, 2010, along wit the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A. wherein our subisidary Rio de janeiro Refrescos Ltda has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010.

Through a shareholders agreement of the Brazilian company Holdfab Participacoes Ltda. Wherein our subsidiary Rio de Janaiero Refresocos held a 14.73% ownership interest this company was divided into two companies: Mais

Industria de Alimentos Ltda” and Sucos del Valle do Brasil Ltda.” Wherein the company holds a 6.16% ownership interest in each of them.  The effects of this division began on January 1, 2010.

Vital Aguas S.A., an Equity Investee, decided to increase capital by ThCh$1,274,284 at a Special General Shareholders Meeting held in April 2009. The increase was to be made by issuing 5,000 shares. Embotelladora Andina S.A. subscribed and paid for 2,825 shares, for a price of ThCh$719,970.

On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda. contributed to a capital increase approved by Holdfab Participações Ltda. in which it holds an interest of 14.732%. This entailed a payment of ThCh$217,637.

NOTE 15 — INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets not considered as goodwill

Intangible assets not considered as goodwills as of the end of each period are described below:

	09/30/2010			12/31/2009			01/01/2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amoritzation	Amount	Amount	Amoritzation	Amount	Amount	Amoritzation	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	511,990	(95,780)	416,210	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	8,953,458	(7,787,769)	1,165,689	8,807,761	(7,117,330)	1,690,431	8,738,874	(6,402,717)	2,336,157
Total	9,465,448	(7,883,549)	1,581,899	9,333,164	(7,215,831)	2,117,333	8,983,191	(6,527,429)	2,455,762

The movement and balances of identifiable intangible assets are shown below for the period January 1 to September 30, 2010 and January 1 to December 31, 2009:

	September 30, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	512	188,979	189,491	405,798	66,746	472,544
Amortization	(5,637)	(699,028)	(704,665)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	(5,567)	(14,693)	(20,260)	—	31,812	31,812
Final balance	416,210	1,165,689	1,581,899	426,902	1,690,431	2,117,333

15.2                                Goodwill

The movement in goodwill during the period in 2010 and 2009 is detailed as follows:

Period January — September 2010

Cash generating unit	01/01/2010	Additions	Retirement	Translation difference — functional currency different from currency of presentation	09/30/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(846,918)	42,973,392
Argentine operation	17,540,035	—	—	(1,487,706)	16,052,329
Total	61,360,345	—	—	(2,334,624)	59,025,721

Period January — December 2009

Cash generating unit	01/01/2009	Additions	Retirement	Translation difference — functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 16 — OTHER CURRENT AND NON CURRENT FINANCIAL LIABILITIES

Current	09.30.2010	12.31.2009	01.01.2009
	ThCh$	ThCh$	ThCh$
Bank loans	9,368,364	615,441	6,046,170
Bonds payable	4,240,242	2,884,651	1,496,055
CPMF	2,203,079	2,299,789	3,962,017
Total	15,811,685	5,799,881	11,504,242

Non current
Bank loans	58,582	200,572	413,452
Bonds payable	70,914,460	70,840,962	75,186,299
CPMF	367,180	2,108,140	4,647,779
Total	71,340,222	73,149,674	80,247,530

16.1.1                      Current bank loans

										Maturity
											90 days	Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	up to 1	at	at	at
Tax ID.	Name	Country	Tax ID.	Name	Contry	Currency	Period	Rate	Rate	90 days	year	09.30.2010	12.31.2009	01.01.2009
												ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	AR$	At maturity	13.08%	13.08%	5,883,934	—	5,883,934	—	2,076,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	AR$	At maturity	9.95%	9.95%	3,286,674	—	3,286,674	243,723	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	AR$	At maturity	12.00%	12.00%	434	—	434	129,455	3,742,490
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	87,870	29,290	117,160	119,559	111,755
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	BR$	Monthly	11.07%	11.07%	30,047	50,115	80,162	122,704	114,657
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-8	Banco de Chile	Chile	Ch$	At maturity	0.00%	0.00%	—	—	—	—	1,000
										Total		9,368,364	615,441	6,046,170

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at	at
Tax ID.	Name	Country	Tax ID.	Name	Contry	Currency	Period	Rate	Rate	up to 3 years	up to 5 years	5 years	09.30.2010	12.31.2009	01.01.2009
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	58,582	—	—	58,582	149,446	250,706
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brazil	BR$	Monthly	10.79%	10.79%				—	51,126	162,746
												Total	58,582	200,572	413,452

16.2.1                       Bonds payable

Composition of bonds	Current			Non Current			Total
payable	09/30/2010	12/31/2009	01/01/2009	09/30/2010	12/31/2009	01/01/2009	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$
Bonds (face rate)	4,477,922	3,117,629	1,747,656	73,429,598	73,484,258	78,050,043	77,907,520	76,601,887	79,797,699
Expenses of bond issuance and discounts on placement	(237,680)	(232,978)	(251,601)	(2,515,138)	(2,643,296)	(2,863,744)	(2,752,818)	(2,876,274)	(3,115,345)
Net balance presented in statement of financial position	4,240,242	2,884,651	1,496,055	70,914,460	70,840,962	75,186,299	75,154,702	73,725,613	76,682,354

16.2.2                       Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	Of capital	09/30/2010	12/31/2009	01/01/2009
								ThCh$	ThCh$	ThCh$
Bonds, current portion
SVS Registration No. 254, 6/13/2001	B	3,574,547	UF	6,5	June 01, 2026	Semi-annual	Dec-10	4,477,922	3,117,629	1,747,656
Total current portion								4,477,922	3,117,629	1,747,656

Bonds, non-current portion
SVS Registration No. 254. 6/13/2001	B	3,574,547	UF	6,5	June 01, 2026	Semi-annual	Dec-11	73,429,598	73,484,258	78,050,043
Total, non-current portion								73,429,598	73,484,258	78,050,043

Accrued interest included in the current portion of bonds totaled ThCh$ 1,626,732 at September 30, 2010, ThCh$406,229 at December 31 and ThCh$423,190 at January 1, 2009, respectively.

16.2.3                       Non-current maturities

							Total
		Year of maturity					non-current
	Series	2011	2012	2013	2014	Beyond	09/30/2010
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,036,519	3,233,892	3,444,094	3,667,961	60,047,132	73,429,598

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at September 30, 2010:

AA +                  :                     By Fitch Chile

AA +                  :                     By Feller & Rate

16.2.5                      Restrictions

The following restrictions apply to the issuance and placement of the company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,574,546.60  is outstanding:

•             Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Shareholders’ Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) short-term bank debt, plus (ii) the short-term portion of long-term bank debt, plus (iii) bonds, plus (iv) the short-term portion of bonds, plus (v) bank debt and (vi) long-term bonds. Total Shareholders’ Equity plus the minority interest will be considered consolidated Shareholders’ Equity.

•             Consolidated assets must be kept free of any pledge, mortgage or any lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•             The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or license renewable from time to time.

•             The territory now in franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the elaboration, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at September 30, 2010; at December 31 and January 1, 2009.

16.2.6                      Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by it that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the bonds item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31 and January 1, 2009, those bonds were held in full by Abisa Corp S.A., (formerly Sterling Pacific). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of exchange differentials between the dollar and the functional currency of each of the entities have been carried to equity accounts.

16.3                                Bank taxes

These amounts are bank taxes and social contributions owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Current	2,203,079	2,299,789	3,962,017
Non-current	367,180	2,108,140	4,647,779
Total	2,570,259	4,407,929	8,609,796

NOTE 17 — TRADE PAYABLES AND OTHER CURRENT ACCOUNTS PAYABLE

The composition of trade payables and other current account payables is as follows:

Item	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Trades payable	64,784,233	49,701,196	49,313,014
Withholdings	5,406,420	13,649,090	10,679,276
Others	7,043,061	18,951,838	19,557,391
Total	77,233,714	82,302,124	79,549,681

NOTE 18 — PROVISIONS

18.1                                Balances

The balances of provisions set up by the company are shown below, as of September 30, 2010; December 31 and January 1, 2009:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Litigation	4,248,117	4,187,442	2,460,802
Others	114,591	308,544	470,415
Total	4,362,708	4,495,986	2,931,217

Current	52,408	38,879	43,440
Non-current	4,310,300	4,457,107	2,887,777
Total	4,362,708	4,495,986	2,931,217

These provisions correspond basically to provisions for probable losses because of fiscal, labor and trade contingencies based on the opinion of our legal counsel.

18.2                                Movements

The movement in the main items included under provisions is described below:

	At 09/30/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,187,442	308,544	4,495,986	2,460,802	470,415	2,931,217

Additional provisions	338,234	—	338,234	2,819,694	32,975	2,852,669
Increase (decrease) in existing provisions	299,010	(13,917)	285,093	29,307	—	29,307
Provision used (payment made) on account of the provision)	(684,270)	—	(684,270)	(659,552)	—	(659,552)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	108,335	(180,036)	(71,701)	(461,596)	(189,846)	(651,442)
Other increases (decreases)	(634)	—	(634)	—	—	—
Final Balance	4,248,117	114,591	4,362,708	4,187,442	308,544	4,495,986

NOTE 19 — OTHER CURRENT AND NON-CURRENT NON FINANCIAL LIABILITIES

Other current and non-current liabilities at the end of each period are as follows:

Description	09/30/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Minimum 30% dividend	6,558,704	9,339,973	11,279,813
Supplemental dividend payable	6,943,848	5,796,644	5,751,633
Funds to be rendered to foreign shareholders	—	—	1,243,745
Deposits in guarantee	8,258,046	8,848,386	6,236,271
Share of earnings and bonds	5,247,300	6,230,506	6,582,713
Vacation	6,176,213	6,154,855	5,839,183
Hedge liabilities	—	2,079,511	—
Several creditors	—	156,565	3,794,855
Other	494,317	1,195,638	1,666,106
Total	33,678,428	39,802,078	42,394,319

Current	24,947,169	30,234,814	31,532,517
Non current	8,731,259	9,567,264	10,861,802
Total	33,678,428	39,802,078	42,394,319

NOTE 20 — NET SHAREHOLDERS’ EQUITY

20.1                                Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of September 30, 2010, divided into 760,274,542 Series A and B shares. The distribution and differentiation of the same are shown below:

20.1.1                      Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

20.1.2                      Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

20.1.3                      Rights of each series:

•                                                   Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                                   Series B:  Receipt of 10% more of the dividends received by the Series A and election of 1 of 7 directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote of the shareholders to the contrary. If there is no net profit in a certain year, the company will not be legally obligated to pay dividends from retained earnings. At the 2010 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2010 and January 2011, at its discretion.

During 2009 and 2010, the shareholders meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation. We cannot guarantee that those payments will be repeated in the future.

In relation to SVS Circular No. 1945, during 2010, the Company Board of Directors must agree on whether the net profit distributable as the legal minimum will or will not be adjusted by the gain attributable to shareholders starting in 2010 onward.

The dividends declared and paid during 2010 and 2009 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2010	January	Interim	2009	7.00	7.70
	April	Final	2008	11.70	12.87
	May	Additional	Retained Earnings	50.00	55.00
	July	Interim	2010	8.50	9.35
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Additional	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

20.3                                Reserves

20.3.1                      Legal and statutory reserves

According to Official Circular Letter No. 456 of the Securities Commission, the revaluation of paid-in capital for 2009 is presented as part of other Shareholders’ Equity reserves. This amount totaled ThCh$5,435,538 at December 31, 2009.

20.3.2                      Translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the currency of presentation of the consolidated financial statements. Translation differences between the receivable held by Abisa Corp S.A. owed by Rio de Janeiro Refrescos Ltda are also shown in this account, which have been treated as an investment in Equity Investees. Translation reserves are broken down below:

Description	09/30/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	3,734,425	6,495,746
Embotelladora del Atlántico S.A.	(18,392,188)	(15,428,107)
Translation differences Abisa Corp- Rio de Janeiro Refrescos Ltda.	(2,363,395)	(1,354,797)
Total	(17,021,158)	(10,287,158)

The movement of this reserve for the period ended September 30, 2010 and fiscal year ended December 31, 2009 is the following:

Description	09/30/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(2,761,321)	6,495,746
Embotelladora del Atlántico S.A.	(2,964,081)	(15,428,107)
Diferencias de cambio Abisa Corp- Rio de Janiero Refrescos Ltda.	(1,008,598)	(1,354,797)
Total	(6,734,000)	(10,287,158)

20.4                                Minority interests

This is the recognition of the portion of Shareholders’ Equity and income from subsidiaries that are owned by third parties. The breakdown is as follows as of September 30, 2010:

	Minority Interest
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	7,525	1,616
Andina Inversiones Societarias S.A.	0.0001	28	2
Total		7,553	1,618

20.5                                Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income from the period and the average number of shares outstanding during the same period.

The profit per share used for the calculation per basic and diluted share at September 30, 2010 is detailed as follows:

	09/30/2010
Profit per share	Series A	Series B	TOTAL
Profit attributable to shareholders (ThCh$)	31,934,496	35,126,604	67,061,100
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Profit per basic and diluted share (in pesos)	84.01	92.41	88.21

NOTE 21 — HEDGE ASSETS AND LIABILITIES

The company held the following hedge liabilities at September 30, 2010; December 31 and January 1, 2009.

21.1                                Currency forwards for highly probable expected transactions:

At January 1, 2009, the Company had contracts to hedge the exchange rate in foreign currency purchases to be made in 2009, for a total of ThUS$19,206. Those contracts expire in the first and second quarters of 2009. They were appraised at their fair values, resulting in a net profit of ThCh$173,211. Since the contracts do not meet the documentation requirements of the IFRS to be considered hedging, they have been treated as an investment and the effects carried directly to income.

21.2                                Foreign currency forward of items recognized in the accounting:

At January 1, 2009, the Company had contracts to hedge the exchange rate of foreign-currency-denominated assets totaling ThUS$32,886. Those contracts expire in the first quarter of 2009. They were appraised at their fair values, which resulted in a net profit of ThCh$1,039,841. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income.

21.3                                Unit of adjustment forwards (unidad de fomento) for items recognized in the accounting:

At December 31, 2009, the Company had contracts to hedge the peso cash flow of financial investments denominated in Unidades de Fomento, amounting to UF 143,115. Those contracts expire in the first quarter of 2010. They were appraised at fair value, which resulted in the net profit of ThCh$13,083. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income

21.4                                Raw material price swap:

At September 30, 2010 and at December 31, 2009, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for under fair value.  At September 30, 2010 said contracts generated net earnings amounting to ThCh$1,640,845.  During the period ended December 31, 2009 these contracts represented a loss amounting to ThCh$2,079,511. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income

NOTE 22 — COMMITMENTS AND CONTINGENCIES

22.1                                Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

Below is a summary of lawsuits and other legal actions:

1)             Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,024,527. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

2)             Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,166,344. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

3)             Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$20,998. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of September 30, 2010 are detailed as follows:

Guarantee in favor	Provided by		Committed assets		Carrying	Balance pending pyament on the closing date of the financial statatements		Date of guarantee release
of	Name	Relationship	Guaranty	Type	amount	2010	2009	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	16.915	—	—	—	162.927
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import	6.740	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Penora judial	Real estate	10.892.387	11.592.953	12.569.507	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	16.542.368	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee reciept	Agreement	—	145.569	163.821	145.569	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee reciept	Guarantee reciept	—	2.778	2.713	2.778	—

NOTE 23 —  MANAGEMENT OF FINANCIAL RISK

The Group’s businesses are exposed to diverse financial risks: market risk (including exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risk.

Interest rate risk

As of September 30, 2010, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flow is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this period is provided below:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
33%	46%	21%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent to the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to lessen the exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US Dollar, if the currencies were to devalue by 5% in the three countries where the Company operates it would generate an income lower by ThCh$3,644,207.

The accounting exposure of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e. those denominated in a local currency, and consequently exposed to the risk of translation from their functional currency to the currency of presentation of the consolidated statement, is hedged only when it is predicted that material adverse differences could occur and when the cost associated with such hedging is reasonable, in the management’s opinion.  In terms of income and the current scenario, where the appreciation of the Chilean peso with respect to the U.S. dollar is almost the same as the appreciation of the Brazilian real with respect to the U.S. Dollar, implies that there is no significant difference upon translation of these two currencies.  On the other hand, the existence of a devaluation process of the Argentine peso with respect to the U.S. dollar and thus to the Chilean peso that is in the process of appreciation, originates negative effects over our results.  If the Argentine peso were to devalue 5% more than what it did during the period against the U.S. dollar, considering a 5% higher appreciation of the Chilean peso than what it did during the period, the negative effect over income would have been ThCh$ 1,358,679.  On the other hand, in terms of shareholder equity, this same scenario would cause that the rest of the conversion of assets and liabilities accounts would result in a shareholder equity decrease of ThCh$2,754,198.

Commodities risk

The Company faces a risk of price fluctuations on the international markets for sugar, aluminum and PET resin, which are inputs required to elaborate beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used.  The probable effects that would exist within these financial statements if there was a 5% increase in the prices of our raw materials, would be an approximate decrease in our results of ThCh$4,680,147.  In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable.  We have also used commodity hedge agreements.

NOTE 24 —  OTHER OPERATING INCOME

Other operating income broke down as follows as of September 30, 2010 and December 31, 2009:

	01/01/2010	01/01/2009	07/01/2010	07/01/2009
Description	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Profit on the sale of property, plant and equipment	290,361	322,679	76,549	220,981
Adjustment judicial deposit (Brazil)	330,962	339,823	126,152	105,406
Other	65,113	395,074	44,398	281,727
Total	686,436	1,057,576	247,099	608,114

NOTE 25 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses broke down as follows at September 30, 2010 and 2009:

	01/01/2010	01/01/2009	07/01/2010	07/01/2009
Description	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Tax on bank debits	(1,793,864)	(1,714,015)	(325,450)	(291,341)
Contingencies	(960,449)	(541,073)	(275,414)	(212,384)
Non-operating fees	(676,384)	(289,797)	(54,060)	(139,950)
Loss on the sale of property, plant and equipment	(257,960)	(357,633)	(96,686)	(77,330)
Donations	(845,622)	—	(845,622)	—
Others	(664,354)	(900,142)	(593,042)	(624,748)
Total	(5,198,633)	(3,802,660)	(2,190,274)	(1,354,753)

NOTE 26 —  FINANCIAL INCOME AND COSTS

Financial income and costs break down as follows at September 30, 2010 and 2009:

a)              Financial income

	01/01/2010	01/01/2009	07/01/2010	07/01/2009
Description	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	2,029,424	2,408,469	378,892	271,881
Other financial income	543,752	782,607	259,105	302,448
Total	2,573,176	3,191,076	637,997	574,329

b)              Financial costs

	01/01/2010	01/01/2009	07/01/2010	07/01/2009
Description	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Bonds interests	(3,832,987)	(3,995,862)	(1,374,128)	(1,364,520)
Bank loan interests	(757,613)	(336,789)	(374,214)	(44,280)
Other financial costs	(775,407)	(1,365,447)	(74,148)	(346,125)
Total	(5,366,007)	(5,698,098)	(1,822,490)	(1,754,925)

NOTE 27 —  OTHER GAINS AND LOSSES

Other gains and losses as of September 30, 2010 and 2009 are presented below:

	01/01/2010	01/01/2009	07/01/2010	07/01/2009
Description	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	ThCh$	ThCh$	ThCh$	ThCh$
Adjustment of judicial deposits (Brazil)	—	1,788,272	—	687,718
Derivatives transactions	1,640,845	1,178,728	(904,507)	(28,410)
Other non-operating income	250,222	2,569	190,162	(47,688)
Insurance deductible and donations due to earthquake	(1,265,926)	—	(8,811)	—
Other non-operating income	(283,039)	(363,748)	(52,184)	(82,253)
Total	342,102	2,605,821	(775,340)	529,367

NOTE 28 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$1,556,038 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

The breakdown of these disbursements by country is as follows:

	2010 Fiscal Year		Future commitments
Country	Imputed to expenses	Imputed to property, plant and equipment	Imputed to expenses	Imputed to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	21,030	192,851	8,923	100,042
Argentina	241,105	—	75,694	—
Brazil	1,051,812	49,240	302,964	—
Total	1,313,947	242,091	387,581	100,042

NOTE 29 —  SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

I     Analysis of the Consolidated Results for the Third Quarter and Nine Months ended September 30, 2010.

All figures included in this analysis, are expressed under IFRS and in nominal Chilean pesos and therefore all variations regarding 2009 are in nominal terms. The main differences between Chilean GAAP and IFRS are posted on Note 3 to our Company’s FECU. For a better understanding of the analysis by country, we include a chart based on nominal local currency for the quarter and Nine Months ended September 30, 2010.

•                  Consolidated Sales Volume for the quarter amounted to 111.4 million unit cases, an increase of 7.6%.

•                  Operating Income for the quarter reached Ch$29,490 million, a 16.9% increase. Operating Margin was 14.5%.

•                  Third Quarter EBITDA totaled Ch$38,712 million, a 12.3% increase. EBITDA Margin was 19.0%.

•                  Net Income for the Quarter reached Ch$18,342 million, stable compared to the same period in 2009.

•                  Consolidated Sales Volume for the Nine Months ended September 30, 2010 amounted to 344.0 million unit cases, an increase of 6.5%.

•                  Operating Income for the Nine Months ended September 30, 2010 reached Ch$98,448 million, a 20.3% increase. Operating Margin was 15.7%.

•                  Nine Months ended September 30, 2010 EBITDA totaled Ch$126,275 million, a 15.6% increase. EBITDA Margin was 20.2%.

•                  Net Income for the Nine Months ended September 30, 2010 of 2010 reached Ch$67,061 million, a 4.8% growth.

Comments from the Chief Executive Officer, Mr. Jaime García R.

“The wide array of products we offer in the three franchises and the market strategies applied have resulted in solid volume growths, above 7%; we have also recovered the inflation of costs, maintaining our margins. All of this has translated into an almost 17% increase in Operating Income. We are very pleased with Andina’s good performance during the third quarter and we firmly believe that we will continue generating sustainable value to our shareholders looking for new growth opportunities.”

CONSOLIDATED SUMMARY

Third Quarter 2010 vs. Third Quarter 2009

On average during the quarter and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 6.3% and 6.2% respectively; the Argentine peso devalued 2.9%. With respect to the Chilean peso, the Argentine peso devalued by 8.9% resulting in a negative accounting effect over results upon translation of figures from Argentina; the Brazilian real remained constant so there is no accounting effect over results upon translation of figures from Brazil for the quarter.

Consolidated Sales Volume for the Quarter reached 111.4 million unit cases, a 7.6% increase with respect to the same period of 2009, mainly driven by our Chilean and Brazilian operations. Soft Drinks grew 5.2% while Juices, Waters, and Beers (“other categories”) altogether recorded a significant growth of 33.7%.

Net Sales amounted to Ch$203,870 million, a 13.8% increase, due to increased volumes and price adjustments above local inflations; partially offset by the negative effect upon translation of figures from Argentina.

Cost of Sales per unit case increased 5.3% mainly due to (i) increased PET resin prices; (ii) moderate cost increases of sugar; (iii) devaluation of the Argentine peso; and (iv) increased labor costs in Argentina. All of these factors were partially offset by the effect upon translation of figures from Argentina along with the appreciation of the Chilean peso and Brazilian real.

Marketing, Distribution and Administration (MD&A) expenses were higher by 13.6%, due to greater volumes along with increased: (i) freight fees in the three franchises; (ii) labor costs in Argentina and Brazil; and (iii) advertising investments in Chile and Argentina resulting from product launches during the quarter. These factors were partially offset by the effect upon translation of figures from Argentina and lower advertising investments in Brazil.

Increased consolidated volumes and local prices in addition to the impacts over costs and expenses, resulted in a Consolidated Operating Income of Ch$29,490 million, a 16.9% increase. Operating Margin was 14.5%, an increase of 40 basis points.

Finally, Consolidated EBITDA amounted to Ch$38,712 million, a 12.3% increase. EBITDA Margin was 19.0%, a decrease of 20 basis points.

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

On average during the First Nine-Month period and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 9.3% and 14.5% respectively; the Argentine peso devalued 5.2%. With respect to the Chilean peso, the Argentine peso devalued by 13.8% resulting in a negative accounting effect over results upon translation of figures from Argentina; the Brazilian real appreciated 6.2%, resulting in a positive accounting impact over results upon translation of figures from Brazil for this period.

Consolidated Sales Volume amounted to 344.0 million unit cases, an increase of 6.5%.  Soft Drinks grew 4.5%, while the other categories of, Juices, Waters and Beers together increased by 28.4%. In particular, the Waters segment recorded a significant 47.1% increase. Net Sales amounted to Ch$625,385 million, a 14.5% increase explained by higher consolidated volumes and price increases in the three countries, along with the positive effect upon translation of figures from Brazil and the negative effect upon translation of figures from Argentina. Cost of Sales per unit case and MD&A Expenses increased 7.5% and 11.2% respectively mainly due to the same reasons given for the quarter, except for the effect upon translation of figures from Brazil that is observed during the nine-month period ended September 30.  Consolidated Operating Income amounted to Ch$98,448 million, a 20.3% increase. Operating Margin was 15.7%, an increase of 70 basis points.  Consolidated EBITDA amounted to Ch$126,275 million, an increase of 15.6%. EBITDA Margin was 20.2%, an increase of 20 basis points.

SUMMARY BY COUNTRY

CHILE

Third Quarter 2010 vs. Third Quarter 2009

During the quarter, Sales Volume amounted to 37.2 million unit cases, a 7.4% growth driven by Soft Drinks (+3.9%) and the categories of Juices and Waters (+25.4%). During the quarter, we launched the 250 cc returnable glass bottle for Andina brand nectars as well as for Aquarius and Nestea products.  We also introduced a new formula for Hugo and the 250 cc non-returnable glass bottle for Burn. Our volume market share for Soft Drinks was 69.2% during the quarter.

Net Sales amounted to Ch$68,701 million, reflecting a growth of 10.7%, explained by increased volumes and by a 3.2% increase of average income during this quarter.

Cost of Sales per unit case increased by 3.4% mainly due to increases in the prices of PET resin, sugar, and concentrate; partially offset by the revaluation of the Chilean peso which has a positive impact over U.S. dollar denominated costs.

MD&A expenses increased 6.1% mainly explained by higher volumes and advertising investments that supported the launch of the new products and higher freight fees.

Increased prices and volumes, and the previously explained effects upon Costs and Expenses, resulted in an Operating Income of Ch$10,870 million, an increase of 17.7%. Operating Margin was 15.8%.

EBITDA amounted to Ch$14,793 million, an increase of 11.5%. EBITDA Margin was 21.5%.

Nine Months ended September 30, 2010  vs. Nine Months ended September 30, 2009

During the Nine Months ended September 30, 2010, Sales Volume amounted to 113.4 million unit cases a 5.7% growth. Soft drink volumes increased 3.6% and the segment of Juices and Waters together increased 16.8%. Net Sales amounted to Ch$206,973 million, an increase of 8.4%. Cost of Sales per unit case and MD&A expenses increased 3.7% and 8.1% respectively, mainly due to the same reasons given for the quarter, except for the increase in PET resin prices (that is mainly reflected only during the quarter). Operating Income amounted to Ch$35,700 million, an increase of 4.7%. Operating Margin was 17.2%, a decrease of 70 basis points. EBITDA amounted to Ch$47,669 million, an increase of 2.4%.  EBITDA Margin was 23.0%.

BRAZIL

Third Quarter 2010 vs. Third Quarter 2009

The Brazilian real appreciated 6.2% on average during the quarter with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it remained constant, and therefore there is no accounting effect upon translation of figures for consolidation. For a better understanding of the operation in Brazil, we include a chart based on nominal local currency.

Sales Volume for the quarter amounted to 46.3 million unit cases, representing a 10.6% increase. Soft Drinks increased 9.2% and the Other Categories (Juices, Waters, and Beers) increased 31.3%. Our volume market share for Soft Drinks was 57.9% and we did not have any launchings during the quarter.

Net Sales reached Ch$92,248 million, representing an increase of 15.0%, explained by higher volumes and price adjustments.

Cost of Sales per unit case increased 3.9% mainly explained by: (i) higher PET resin prices; and (ii) a moderate increase in sugar prices; both effects partially offset by the revaluation of the Brazilian real.

MD&A expenses increased 13.9% due to (i) greater sales volume; (ii) higher freight fees; and (iii) greater distribution labor costs.

The increase in volumes and prices along with the impact upon costs and expenses resulted in an Operating Income of Ch$14,671 million (+17.2%). Operating Margin was 15.9% (+30 basis points).

EBITDA amounted to Ch$18,223 million, an increase of 15.7%. EBITDA Margin was 19.8% (+20 basis points).

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

The Brazilian real appreciated 14.5% on average during the Nine Months ended September 30, 2010 with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it appreciated 6.2% with a positive accounting effect upon translation of figures for consolidation. For a better understanding of the operation in Brazil, we include a chart based on nominal local currency.

Sales Volume amounted to 143.1 million unit cases, a 10.3% increase. Soft Drinks grew 9.0% and the other categories of Juices, Waters and Beer together increased 30.1%. Net Sales reached Ch$289,554 million, a 26.2% increase (increase in volumes, prices and the effect upon translation of figures). Cost of Sales per unit case and MD&A expenses increased by 14.4% and 15.7% respectively, mainly due to the same reasons given for the quarter, along with the effects upon translation of figures in the case of the nine-month period ended September 30. Operating Income amounted to Ch$51,441 million representing an increase of 45.8% compared to that of 2009. Operating Margin was 17.8%, an increase of 240 basis points. EBITDA amounted to Ch$61,776 million, an increase of 40.2%.  EBITDA Margin was 21.3%, an increase of 210 basis points.

ARGENTINA

Third Quarter 2010 vs. Third Quarter 2009

During the quarter, the Argentine peso devalued 2.9% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it devalued 8.9%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. For a better understanding of the operation in Argentina, we include a chart based on nominal local currency.

Sales Volume for the quarter reached 27.9 million unit cases, representing a 3.3% increase. Soft Drinks volumes increased 0.5% and Juices and Waters increased 109%. Our volume market share for Soft Drinks continues increasing and amounted to 55.6%. During this quarter, we launched Fanta Pomelo (in non returnable formats of 500 cc, 1.5 lt. and 2.0 lt.).

Net Sales reached Ch$42,921 million; an increase of 15.4%, explained by increased volumes and significant price adjustments of our costs, partially offset by the effect upon translation of figures.

Cost of Sales per unit case increased 9.1%, mainly explained by (i) increased concentrate costs (due to higher prices); (ii) significant labor costs increases; (iii) increased prices of sweeteners and PET resin; and (iv) the effect of the devaluation of the Argentine peso during the period over U.S. dollar denominated raw materials. All of these factors were partially offset by the effect upon translation of figures.

MD&A expenses were 23.5% greater due to increased (i) salaries, (ii) freight costs (due to higher oil prices and labor costs), and (iii) advertising investments carried out during the period resulting from a stronger advertising effort focused on the Juices and Isotonic segment and the new launchings during the quarter.  All of which was partially offset by the effect upon translation of figures.

The increase in local prices, the translation of figures along with the effects upon costs and expenses, resulted in a 6.9% increase of Operating Income, which amounted to Ch$4,621 million. Operating Margin was 10.8%.

EBITDA reached Ch$6,368 million, representing a 1.0% increase. EBITDA Margin was 14.8%.

Nine Months ended September 30, 2010 vs. Nine Months ended September 30, 2009

During the Nine Months ended September 30, 2010, the Argentine peso devalued 5.2% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it devalued 13.8%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results. For a better understanding of the operation in Argentina, we include a chart based on nominal local currency.

Sales Volume for the Nine Months ended September 30, 2010 reached 87.5 million unit cases, an increase of 1.7%. The Soft Drinks category decreased 1.1% while Juices and Waters together increased 128%. Net Sales reached Ch$128,857 million, representing an increase of 1.1%, explained by the price adjustments and increased volumes, and offset by the effect upon translation of figures. Cost of Sales per unit case decreased 2.6% and MD&A expenses increased 7.4%, mainly explained for by the same reasons set forth during the quarter, along with a greater effect upon translation of figures for the Nine Months ended September 30, 2010. Operating Income amounted to Ch$14,266 million, representing a decrease of 4.6% compared to 2009. Operating Margin was 11.1%, 60 basis points lower. EBITDA reached Ch$19,790 million, a decrease of 6.3%.  EBITDA Margin was 15.4%.

OTHERS

The account with greater variation was Other Income and expenses: reflecting a greater loss of Ch$4,031 million given the negative effect of losses due to the earthquake in Chile on February 27, 2010 (lower than the deductibles of our insurance policies), readjustment of contingencies and donations.

Finally, as of September 30, 2010, Net Income amounted to Ch$67,061 million, an increase of 4.8% than what was reported for the same period in 2009. Net Margin was 10.7%.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2010, the Company’s Net Cash Position amounted to US$43.0 million. Accumulated excess cash is invested in short-term time deposits with top of the line banks and money markets.

The Company holds 59.7% of its financial assets in UF*, 26.9% in Chilean pesos, 11.7% in Brazilian reais, 0.8% in U.S. dollars, and 0.9% in Argentine pesos. Total financial assets amounted to US$223.6 million. Financial debt level as of September 30, 2010 amounted to US$180.6 million, 89.2% of which is UF-denominated, 10.5% in Argentine pesos, and 0.3% is in Brazilian reais.

*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

II.  Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	sep-10	Dec 2009	sep-09	Variance Sep 2010 V/S Sep 2009
LIQUIDITY
Current Ratio	Times	1.74	1.96	1.90	-0.16
Acid Tests	Times	1.42	1.66	1.60	-0.18
Working Capital	MCh$	44,507	40,855	44,361	146
ACTIVITY
Investments	MCh$	54,882	49,483	38,392	16,489
Inventory turnover	Times	8.66	11.57	8.72	-0.06
Days of inventory on hand	Days	41.55	31.12	41.27	0.28
INDEBTEDNESS
Debt to equity ratio	%	71.17%	73.72%	73.54%	-2.38%
Short-term liabilities to total liabilities	%	49.30%	50.04%	46.19%	3.11%
Long-term liabilities to total liabilities	%	50.70%	49.96%	53.81%	-3.11%
Interest charges coverage ratio	Times	33.79	48.04	33.43	0.36
PROFITABILITY
Return over equity	%	17.95%	27.22%	18.18%	-0.24%
Return over total assets	%	10.41%	15.33%	10.23%	0.18%
Return over operating assets	%	18.75%	29.64%	18.27%	0.48%
Operating income	MCh$	98,448	133,123	81,860	16,587
Operating margin	%	15.74%	16.89%	14.98%	0.76%
EBITDA (1)	MCh$	122,191	165,967	111,195	10,996
EBITDA margin	%	19.54%	21.07%	20.35%	-0.81%
Dividends payout ratio - Serie A shares	%	4.32%	5.43%	5.66%	-1.34%
Dividends payout ratio - Serie B shares	%	3.98%	4.95%	5.31%	-0.97%

EBITDA (1)	Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators reflect the Company’s solid financial position and profitability for both periods.

Liquidity and indebtedness indicators remain very stable with a very similar balance sheet composition for both periods.  During 2010 there is a higher bank debt, having a slight effect over liquidity and indebtedness indicators. During the period net financial expenses amounted to Ch$2,793 million and earnings before interests and taxes amounted to Ch$94,363 million, achieving an interest coverage of 33.8 times.

At the closing of the period, ended September 30, 2010, operating profitability indicators were affected by the reasons explained in paragraph I.

III.  Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with NIC 16.

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

Summarizing, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.  Analysis of the Main Components of Cash Flow

Cash Flows (million Chilean pesos)	Sep-10	Sep-09	Var. Ch$	Var. %
Operarating	90,346	92,733	(2,387)	-3%
Financing	(52,728)	(59,506)	6,778	11%
Investment	(58,979)	(40,767)	(18,212)	-45%
Net cash flow for the period	(21,361)	(7,540)	(13,821)	-183%

The Company generated a negative net cash flow of MCh$21,361 during this period, analyzed as follows:

Operating activities generated a positive cash flow of MCh$90,346 representing a negative variation of MCh$2,387 mainly explained by higher payments to suppliers and employees, partially offset by higher collections from clients.

Financing activities generated a negative cash flow of MCh$52,728 with a positive variation of MCh$6,778 regarding the previous year, mainly due to higher loans obtained partially offset by greater dividend payments.

Investment activities generated a negative cash flow of MCh$58,979 with a negative variation of MCh$18,212 regarding the previous year, mainly due to greater liquidations of long term financial investments partially offset by higher additions to property, plant and equipment.

V.  Analysis of Market Risk

Interest Rate Risk

As of September 30, 2009 and 2010, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk of market interest rate fluctuations regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates, and for this period, it was composed as follows:

Chilean Peso	Brazilian Real	Argentine Peso
33%	46%	21%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars, which mainly correspond to payment to suppliers of raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, hence, denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum, and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 35% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise, commodity-hedging instruments have also been utilized.

*****

This document may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	July - September 2010				July - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	37,2	46,3	27,9	111,4	34,6	41,8	27,0	103,5	7,6%
Soft Drinks	30,2	42,8	26,4	99,5	29,1	39,2	26,3	94,6	5,2%
Mineral Water	1,7	0,9	1,0	3,6	1,4	0,5	0,4	2,4	50,7%
Juices	5,2	1,8	0,5	7,4	4,1	1,3	0,3	5,7	31,4%
Beer	NA	0,8	NA	0,8	NA	0,8	NA	0,8	0,4%

NET SALES	68.701	92.248	42.921	203.870	62.034	80.224	37.203	179.203	13,8%
COST OF SALES	(40.772)	(52.059)	(24.044)	(116.875)	(36.726)	(45.305)	(21.337)	(103.110)	13,3%
GROSS PROFIT	27.929	40.189	18.878	86.995	25.307	34.919	15.866	76.093	14,3%
Gross Margin	40,7%	43,6%	44,0%	42,7%	40,8%	43,5%	42,6%	42,5%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(17.059)	(25.518)	(14.256)	(56.833)	(16.071)	(22.401)	(11.545)	(50.017)	13,6%
CORPORATE EXPENSES (2)				(672)				(848)	-20,7%
OPERATING INCOME	10.870	14.671	4.621	29.490	9.236	12.518	4.321	25.227	16,9%
Operating Margin	15,8%	15,9%	10,8%	14,5%	14,9%	15,6%	11,6%	14,1%
EBITDA (3)	14.793	18.223	6.368	38.712	13.263	15.746	6.305	34.465	12,3%
Ebitda Margin	21,5%	19,8%	14,8%	19,0%	21,4%	19,6%	16,9%	19,2%

FINANCIAL EXPENSE/INCOME (Net)				(1.184)				(1.181)	0,3%
RESULTS FROM AFFILIATED				(133)				916	-114,5%
OTHER INCOME/(EXPENSE)				(2.719)				(208)	1205,3%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(263)				449	-158,6%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				25.190				25.203	-0,1%

INCOME TAXES				(6.846)				(7.008)	-2,3%
MINORITY INTEREST				(3)				(3)	-8,7%
NET INCOME				18.342				18.192	0,8%
Net Margin				9,0%				10,2%
WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				24,1				23,9
EARNINGS PER ADS				144,8				143,6	0,8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate :	511,25				Exch. Rate :	545,56

	July - September 2010				July - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	37,2	46,3	27,9	111,4	34,6	41,8	27,0	103,5	7,6%
Soft Drinks	30,2	42,8	26,4	99,5	29,1	39,2	26,3	94,6	5,2%
Mineral Water	1,7	0,9	1,0	3,6	1,4	0,5	0,4	2,4	50,7%
Juices	5,2	1,8	0,5	7,4	4,1	1,3	0,3	5,7	31,4%
Beer	NA	0,8	NA	0,8	NA	0,8	NA	0,8	0,4%

NET SALES	134,4	180,4	84,0	398,8	113,7	147,0	68,2	328,5	21,4%
COST OF SALES	(79,8)	(101,8)	(47,0)	(228,6)	(67,3)	(83,0)	(39,1)	(189,0)	21,0%
GROSS PROFIT	54,6	78,6	36,9	170,2	46,4	64,0	29,1	139,5	22,0%
Gross Margin	40,7%	43,6%	44,0%	42,7%	40,8%	43,5%	42,6%	42,5%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(33,4)	(49,9)	(27,9)	(111,2)	(29,5)	(41,1)	(21,2)	(91,7)	21,3%
CORPORATE EXPENSES (2)				(1,3)				(1,6)	-15,4%
OPERATING INCOME	21,3	28,7	9,0	57,7	16,9	22,9	7,9	46,2	24,7%
Operating Margin	15,8%	15,9%	10,8%	14,5%	14,9%	15,6%	11,6%	14,1%
EBITDA (3)	28,9	35,6	12,5	75,7	24,3	28,9	11,6	63,2	19,9%
Ebitda Margin	21,5%	19,8%	14,8%	19,0%	21,4%	19,6%	16,9%	19,2%

FINANCIAL EXPENSE/INCOME (Net)				(2,3)				(2,2)	7,1%
RESULTS FROM AFFILIATED				(0,3)				1,7	-115,5%
OTHER INCOME/(EXPENSE)				(5,3)				(0,4)	1292,9%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(0,5)				0,8	-162,6%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				48,0				46,2	3,9%

INCOME TAXES				(13,4)				(12,8)	4,2%
MINORITY INTEREST				(0,0)				(0,0)	-2,5%
NET INCOME				35,0				33,3	4,8%
Net Margin				8,8%				10,2%
WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				0,0				0,0
EARNINGS PER ADS				0,3				0,3	4,8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January - September 2010				January - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	113,4	143,1	87,5	344,0	107,4	129,7	86,1	323,1	6,5%
Soft Drinks	93,5	132,7	83,3	309,5	90,3	121,7	84,2	296,3	4,5%
Mineral Water	6,2	2,5	2,9	11,6	5,4	1,7	0,9	7,9	47,1%
Juices	13,7	4,9	1,3	20,0	11,7	3,4	1,0	16,1	24,1%
Beer	NA	2,9	NA	2,9	NA	2,9	NA	2,9	1,0%

NET SALES	206.973	289.554	128.857	625.385	191.016	229.395	127.400	546.394	14,5%
COST OF SALES	(120.766)	(163.034)	(73.349)	(357.149)	(110.174)	(129.239)	(74.034)	(312.031)	14,5%
GROSS PROFIT	86.207	126.520	55.509	268.235	80.842	100.155	53.366	234.363	14,5%
Gross Margin	41,7%	43,7%	43,1%	42,9%	42,3%	43,7%	41,9%	42,9%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(50.507)	(75.079)	(41.242)	(166.828)	(46.741)	(64.864)	(38.407)	(150.011)	11,2%
CORPORATE EXPENSES (2)				(2.959)				(2.492)	18,7%
OPERATING INCOME	35.700	51.441	14.266	98.448	34.101	35.291	14.960	81.860	20,3%
Operating Margin	17,2%	17,8%	11,1%	15,7%	17,9%	15,4%	11,7%	15,0%
EBITDA (3)	47.669	61.776	19.790	126.275	46.543	44.056	21.132	109.240	15,6%
Ebitda Margin	23,0%	21,3%	15,4%	20,2%	24,4%	19,2%	16,6%	20,0%

FINANCIAL EXPENSE/INCOME (Net)				(2.793)				(2.507)	11,4%
RESULTS FROM AFFILIATED				320				1.387	-76,9%
OTHER INCOME/(EXPENSE)				(4.170)				(139)	2894,4%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(235)				708	-133,2%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST				91.570				81.308	12,6%

INCOME TAXES				(24.508)				(17.299)	41,7%
MINORITY INTEREST				(2)				(2)	-7,2%
NET INCOME				67.061				64.007	4,8%
Net Margin				10,7%				11,7%
WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				88,2				84,2
EARNINGS PER ADS				529,2				505,1	4,8%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate :	$ 520,16			Exch. Rate :	$ 573,28

	January - September 2010				January - September 2009
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	113,4	143,1	87,5	344,0	107,4	129,7	86,1	323,1	6,5%
Soft Drinks	93,5	132,7	83,3	309,5	90,3	121,7	84,2	296,3	4,5%
Mineral Water	6,2	2,5	2,9	11,6	5,4	1,7	0,9	7,9	47,1%
Juices	13,7	4,9	1,3	20,0	11,7	3,4	1,0	16,1	24,1%
Beer	NA	2,9	NA	2,9	NA	2,9	NA	2,9	1,0%

NET SALES	397,9	556,7	247,7	1.202,3	333,2	400,1	222,2	953,1	26,1%
COST OF SALES	(232,2)	(313,4)	(141,0)	(686,6)	(192,2)	(225,4)	(129,1)	(544,3)	26,1%
GROSS PROFIT	165,7	243,2	106,7	515,7	141,0	174,7	93,1	408,8	26,1%
Gross Margin	41,7%	43,7%	43,1%	42,9%	42,3%	43,7%	41,9%	42,9%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(97,1)	(144,3)	(79,3)	(320,7)	(81,5)	(113,1)	(67,0)	(261,7)	22,6%
CORPORATE EXPENSES (2)				(5,7)				(4,3)	30,9%
OPERATING INCOME	68,6	98,9	27,4	189,3	59,5	61,6	26,1	142,8	32,5%
Operating Margin	17,2%	17,8%	11,1%	15,7%	17,9%	15,4%	11,7%	15,0%
EBITDA (3)	91,6	118,8	38,0	242,8	81,2	76,8	36,9	190,6	27,4%
Ebitda Margin	23,0%	21,3%	15,4%	20,2%	24,4%	19,2%	16,6%	20,0%
FINANCIAL EXPENSE/INCOME (Net)				(5,4)				(4,4)	22,8%
RESULTS FROM AFFILIATED				0,6				2,4	-74,5%
OTHER INCOME/(EXPENSE)				(8,0)				(0,2)	3200,2%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE				(0,5)				1,2	-136,6%
INCOME BEFORE INCOME TAXES;
AND MINORITY INTEREST				176,0				141,8	24,1%
INCOME TAXES				(47,1)				(30,2)	56,1%
MINORITY INTEREST				(0,0)				(0,0)	2,2%
NET INCOME				128,9				112	15,5%
Net Margin				10,7%				11,7%
WEIGHTED AVERAGE SHARES OUTSTANDING				760,3				760,3
EARNINGS PER SHARE				0,2				0,1
EARNINGS PER ADS				1,0				0,9	15,5%

(1) Total may be different from the addition of the three countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 09/30/10 Chilean Pesos)

	09/30/2010	12/31/2009	09/30/2009	%Ch

ASSETS
Cash + Time deposits + market. Securit.	108.166	135.136	121.152	-10,7%
Account receivables (net)	69.497	79.610	61.582	12,9%
Inventories	41.540	39.407	36.105	15,1%
Other current assets	9.192	14.650	12.193	-24,6%
Total Current Assets	228.395	268.803	231.032	-1,1%
Property, plant and equipment	690.252	668.146	681.690	1,3%
Depreciation	(425.950)	(420.523)	(426.908)	-0,2%
Total Property, Plant, and Equipment	264.302	247.623	254.782	3,7%

Investment in related companies	49.074	34.731	32.795	49,6%
Goodwill	59.026	61.360	65.330	-9,7%
Other long term assets	39.095	36.428	36.855	6,1%
Total Other Assets	147.195	132.519	134.980	9,0%
TOTAL ASSETS	639.892	648.945	620.794	3,1%

LIABILITIES & SHAREHOLDERS’ EQUITY
Short term bank liabilities	9.368	615	1.412	563,6%
Current portion of bonds payable	4.240	2.885	2.958	43,3%
Trade accounts payable and notes payable	88.193	95.163	91.982	-4,1%
Other liabilities	29.360	39.147	25.163	16,7%
Total Current Liabilities	131.162	137.810	121.515	7,9%

Long term bank liabilities	59	201	277	-78,9%
Bonds payable	70.914	70.841	72.984	-2,8%
Other long term liabilities	63.906	66.535	68.290	-6,4%
Total Long Term Liabilities	134.879	137.577	141.551	-4,7%

Minority interest	8	9	10	-24,4%

Stockholders’ Equity	373.843	373.549	357.718	4,5%
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	639.892	648.945	620.794	3,1%

Financial Highlights

(In million of constant 09/30/10 Chilean Pesos)

	Year to Date
	09/30/2010	12/31/2009	09/30/2009

ADDITIONS TO FIXED ASSETS
Chile	25.012	22.935	16.800
Brazil	23.199	18.892	15.945
Argentina	6.671	7.656	5.647
	54.882	49.483	38.392

09/30/2010

DEBT RATIOS
Financial Debt / Total Capitalization	0,18
Financial Debt / EBITDA L12M	0,45
EBITDA L12M / Interest Expense (net) L12M	24,61
L12M: Last twelve months

(*) To ease figure comparison we include September 30, 2009 only on this chart, since mandatory SVS information does not require it.

(In million nominal local currency of each period)

Third Quarter Results for the period ended September 30, 2010 IFRS GAAP

	July - September 2010			July - September 2009
	Chile Ch$	Brazil R$	Argentina AR$	Chile Ch$	Brazil R$	Argentina AR$
TOTAL BEVERAGES VOLUME (Million UC)	37,2	46,3	27,9	34,6	41,8	27,0
Soft Drinks	30,2	42,8	26,4	29,1	39,2	26,3
Mineral Water	1,7	0,9	1,0	1,4	0,5	0,4
Juices	5,2	1,8	0,5	4,1	1,3	0,3
Beer	N/A	0,8	N/A	N/A	0,8	N/A
NET SALES	68.684	315,9	331,5	62.034	273,8	261,2
COST OF SALES	(40.570)	(178,3)	(185,5)	(36.726)	(154,8)	(149,8)
GROSS PROFIT	28.114	137,6	146,1	25.307	119,0	111,4
Gross Margin	40,9%	43,6%	44,1%	40,8%	43,5%	42,6%
SELLING AND ADMINISTRATIVE EXPENSES	(17.244)	(87,3)	(110,1)	(16.071)	(76,5)	(81,1)
OPERATING INCOME	10.870	50,3	36,0	9.236	42,5	30,3
Operating Margin	15,8%	15,9%	10,9%	14,9%	15,5%	11,6%
EBITDA(1)	14.793	62,5	49,5	13.263	53,5	44,4
Ebitda Margin	21,5%	19,8%	14,9%	21,4%	19,5%	17,0%

Nine Months Results for the period ended September 30, 2010 IFRS GAAP

	January - September 2010			January - September 2009
	Chile Ch$	Brazil R$	Argentina AR$	Chile Ch$	Brazil R$	Argentina AR$
TOTAL BEVERAGES VOLUME (Million UC)	113,4	143,1	87,5	107,4	129,7	86,1
Soft Drinks	93,5	132,7	83,3	90,3	121,7	84,2
Mineral Water	6,2	2,5	2,9	5,4	1,7	0,9
Juices	13,7	4,9	1,3	11,7	3,4	1,0
Beer	NA	2,9	NA	NA	2,9	NA
NET SALES	206.956	993,0	966,3	191.016	831,4	813,8
COST OF SALES	(120.564)	(558,9)	(549,5)	(110.174)	(468,5)	(473,9)
GROSS PROFIT	86.392	434,1	416,7	80.842	362,9	339,9
Gross Margin	41,7%	43,7%	43,1%	42,3%	43,6%	41,8%
SELLING AND ADMINISTRATIVE EXPENSES	(50.693)	(257,1)	(309,3)	(46.741)	(235,1)	(245,7)
OPERATING INCOME	35.700	176,9	107,5	34.101	127,9	94,3
Operating Margin	17,2%	17,8%	11,1%	17,9%	15,4%	11,6%
EBITDA(1)	47.669	212,3	148,8	46.543	159,6	134,3
Ebitda Margin	23,0%	21,4%	15,4%	24,4%	19,2%	16,5%

(1)EBITDA: Operating Income + Depreciation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, November 29, 2010